Exhibit 99.2

USD100,000,000

PRE-EXPORT FINANCING AGREEMENT

dated 3 December 2022

between

Sigma Mineração S.A.

as Borrower

Sigma Lithium Corporation

as Guarantor

Sigma Lithium Holdings Inc.

as Obligor

and

Synergy Acquisitions Holding Ltd

as Lender

THIS AGREEMENT is dated         2022 and made between:

(1)	Sigma Mineração S.A., a company incorporated in Brazil, enrolled with Corporate Taxpayers' Registry under number 16.482.121/0001-57 and registered office at Avenida Nove de Julho No. 4,939, 8th Floor, room 82, city of São Paulo, State of São Paulo, Zip Code 01407-200 as Borrower (the "Borrower");

(2)	Sigma Lithium Corporation, a company incorporated under the laws of British Columbia (the "Guarantor");

(3)	Sigma Lithium Holdings Inc., a company incorporated under the laws of British Columbia ("Sigma Holdings"); and

(4)	Synergy Acquisitions Holding Ltd, a company incorporated in the Dubai International Financial Centre under registered number 4628 and having its registered address at Unit OT 17-31, Level 17, Central Park Offices, Dubai International Financial Centre, Dubai, United Arab Emirates as the lender (the "Lender").

IT IS AGREED as follows:

SECTION 1

INTERPRETATION

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

"A10 Fund" means the A10 Investimentos Fundo de Investimento de Ações – Investimento No Exterior, managed by A10 Investimentos Ltda.

[Redacted – commercially sensitive information]

"Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

"Anti-Corruption Laws" means sections 119 to 125 of the Criminal Code, the Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act of 1977 and any similar laws or regulations in any jurisdiction relating to bribery or corruption of public officials.

"Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

"Availability Period" means the period from and including the Closing Date to and including the date falling 12 Months from the Closing Date.

"Available Facility" means the Total Commitment minus:

(a)	the amount of any outstanding Loans; and

(b)	in relation to any proposed Utilisation, the amount of any Loans that are due to be made on or before the proposed Utilisation Date.

"Base Amount" means the amount determined by the Borrower using the Base Amount Calculation.

"Base Amount Calculation" means, in relation to any Excess Export Proceeds Period, all:

(a)	net cash generated from (used in) operating activities; plus

(b)	net cash generated from (used in) investing activities,

of the Borrower referred to in the latest Quarterly Statements delivered during such Excess Export Proceeds Period.

"Brazil" means the Federative Republic of Brazil.

"Brazilian Civil Code" means Law No. 10,406 of January 10, 2002, as amended.

"Brazilian Code of Civil Procedure" means Law No. 13,105 of March 16, 2015, as amended.

"BSBY" means the reference rate of the Bloomberg Short-Term Bank Yield Index administered by Bloomberg Index Services Limited (or any other person which takes over the administration of that rate) published (before any correction, recalculation or republication by the administrator) by Bloomberg Index Services Limited (or any other person which takes over the publication of that rate).

"Business Day" means (a) for all purposes other than as specified by clause (b) below, a day (other than a Saturday or Sunday) on which banks are open for general business in (i) the city of São Paulo, State of São Paulo, Brazil; (ii) the city of Dubai, Dubai Emirate, United Arab Emirates; and (iii) the city of New York, State of New York, United States of America; and (b) in relation to the fixing of an interest rate, a day which is a US Government Securities Business Day.

"Change of Control" has the meaning given in Clause 7.2 (Change of Control).

"Closing Date" has the meaning given in Clause 4.1 (Initial conditions precedent).

"Confidential Information" means all information relating to the Borrower, any Obligor, the Group, Sigma Holdings, the Finance Documents or the Facility of which the Lender becomes aware in its capacity as, or for the purpose of becoming, the Lender or which is received by the Lender in relation to, or for the purpose of becoming the Lender under, the Finance Documents or the Facility from any member of the Group or any of its advisers in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:

(a)	information that:

(i)	is or becomes public information other than as a direct or indirect result of any breach by the Lender of Clause 31 (Confidential Information); or

(ii)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or

(iii)	is known by the Lender before the date the information is disclosed to it in accordance with paragraphs (i) or (ii) above or is lawfully obtained by the Lender after that date, from a source which is, as far as the Lender is aware, unconnected with the Group and which, in either case, as far as the Lender is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; and

(b)	any Funding Rate.

"Confidentiality Undertaking" means a confidentiality undertaking substantially in a recommended form of the LMA or in any other form agreed between the Borrower and the Lender.

"Credit Adjustment Spread" means 6.95% per annum.

"Default" means an Event of Default or any event or circumstance specified in Clause 21 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"Default Payment Amount" has the meaning given in Clause 8.3.

"Disruption Event" means either or both of:

(a)	a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facility (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that Party:

(i)	from performing its payment obligations under the Finance Documents; or

(ii)	from communicating with the other Party in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

[Redacted – commercially sensitive information]

"Environment" means humans, animals, plants and all other living organisms including the ecological systems of which they form part and the following media:

(a)	air (including, without limitation, air within natural or man-made structures, whether above or below ground);

(b)	water (including, without limitation, territorial, coastal and inland waters, water under or within land and water in drains and sewers); and

(c)	land (including, without limitation, land under water).

"Environmental Claim" means any written claim, proceeding, formal notice or investigation by any person in respect of any Environmental Law.

"Environmental Law" means any applicable law or regulation applicable to or binding the relevant Obligor or member of the Group, as applicable, which relates to:

(a)	the pollution or protection of the Environment;

(b)	the conditions of the workplace; or

(c)	the generation, handling, storage, use, release or spillage of any substance which, alone or in combination with any other, is capable of causing harm to the Environment, including, without limitation, any waste.

"Environmental Permits" means any permit and other Authorisation and the filing of any notification, report or assessment required under any Environmental Law by an Official Body for the operation of the business of any member of the Group conducted on or from the Project.

"Event of Default" means any event or circumstance specified as such in Clause 21 (Events of Default).

"Excess Export Proceeds Payment Date" means (a) November 20, 2023 for the first Excess Export Proceeds Payment Date and thereafter (b) each date falling 48 days from the end of each of the Borrower's First Quarter End Dates and Third Quarter End Dates respectively.

"Excess Export Proceeds Period" means:

(a)	in respect of the first Excess Export Proceeds Payment Date, the period starting on the Closing Date and ending on the Borrower´s Third Quarter End Date for calendar year 2023; and

(b)	in respect of an Excess Export Proceeds Payment Date falling thereafter, the period starting on the first day after the prior Excess Export Proceeds Period and ending on the Excess Export Proceeds Payment Date falling six months after such date and so on.

"Excess Financing” means any form of debt financing or convertible debt, royalty financings, streaming or prepayment for supply of goods akin to a debt financing, raised by the Borrower at any time during the term of this Agreement which exceeds the aggregate value of the permitted State Bank Financing Limit, the Prepayment Financing Limit and the Additional Project Debt Limit.

"Excluded Taxes" means, with respect to the Lender or any other recipient of any payment to be made by or on account of any obligation of an Obligor under any Finance Document, (a) Taxes imposed on (or measured by) its net corporate income (other than any withholding Taxes), franchise Taxes, and branch profits Taxes, in each case, imposed (i) by a jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or is located or in which its principal office is located, or (ii) that are Other Connection Taxes, (b) any U.S. federal withholding tax imposed under FATCA or (c) any Canadian withholding Taxes arising as a result of any Lender or other recipient not dealing at arm's length (within the meaning of the Tax Act) with the Borrower except where the non-arm's length relationship arises in connection with or as a result of the Lender or other recipient having become a party to, received or perfected a security interest under or received or enforced any rights under, any Finance Document.

“Existing Financial Indebtedness” means any Financial Indebtedness existing as of the date hereof as set out in Schedule 8 (Existing Security and Existing Financial Indebtedness).

“Existing Security” means any Security Interest Indebtedness existing as of the date hereof as set out in Schedule 8 (Existing Security and Existing Financial Indebtedness).

“Export Proceeds” means any proceeds arising from an Export Receivable of the Borrower.

“Export Receivable” means any receivable, or similar right to receive payment by the Borrower, arising from a duly performed export activity, due by an offtaker which is not subject to Sanctions and arising from the sale of Goods (including under a spot sale) by the Borrower to such offtaker, in free and immediately available Foreign Currency, and which is not subject to any constraint by any Governmental Authority or by lien or encumbrance (other than in connection with any Finance Document).

"External Indebtedness" means all indebtedness which:

(a)	is denominated or payable (or, at the option of the payee, creditor or holder thereof, may be payable) in a Foreign Currency; and

(b)	was not originally incurred or assumed under an agreement or instrument made with or issued to creditors substantially all of whom were residents of Brazil or entities having their head office or principal place of business within the territory of Brazil.

"Facility" means the dollar export prepayment facility made available under this Agreement as described in Clause 2 (The Facility).

"Facility Office" means the office or offices notified by the Lender to the Borrower (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement, provided that under no circumstance an office in a jurisdiction deemed a tax haven in Brazil can be used by the Lender to perform its obligations under this Agreement. For avoidance of doubt, neither Singapore nor the United Arab Emirates is a tax haven for the purposes of this definition.

"FATCA" means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)	any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)	any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

"FATCA Deduction" means a deduction or withholding from a payment under a Finance Document required by FATCA.

"FATCA Exempt Party" means a Party that is entitled to receive payments free from any FATCA Deduction.

"Fee Letter" means the letter dated on or about the date of this Agreement between the Lender and the Borrower setting out any of the fees referred to in Clause 11 (Fees).

"Fiduciary Assignment of Assets" means the Brazilian law fiduciary assignment (alienação fiduciária) of, amongst other things, the equipment (other than, for avoidance of doubt, the State Bank Equipment Collateral and production assets (including the refinery and related buildings), land and product inventory to be granted by Borrower in favour of the Lender.

"Fiduciary Assignment of Rights" means the Brazilian law fiduciary assignment (whether by one or more agreements) (cessão fiduciária) of, (i) amongst other things, the sales receivables, licences and bank accounts to be granted by Borrower in favour of the Lender, including the Export Receivables, and (ii) the land lease agreements entered into by Miazga and the corresponding landowners for the lease of real estate properties relevant to the Project.

Fiduciary Assignment of Shares means the Brazilian law fiduciary assignment (alienação fiduciária) of shares to be entered into among Sigma Holdings, the Lender, and the Borrower as intervenient, pursuant to which a security interest over all of the shares in Borrower held by Sigma Holdings is granted.

"Finance Document" means:

(a)	this Agreement;

(b)	the Fee Letter;

(c)	any Transaction Security Document;

(d)	any Intercreditor Agreement; and

(e)	any other document designated as such by the Lender and the Borrower.

"Financial Indebtedness" means any indebtedness for or in respect of:

(a)	moneys borrowed;

(b)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures or any similar debt instrument;

(d)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a balance sheet liability;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing;

(g)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount) shall be taken into account);

(h)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(i)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (h) above.

"First Quarter End Date" means 31 March.

"Force Majeure" shall mean an act of God, strike (including interruption and slowdown on the part of organized labour), a lockout, act of the public enemy, war (declared or undeclared), civil war, sabotage, blockade, revolution, riot, insurrection, civil disturbance, terrorism, pandemic, epidemic, cyclone, landslide, flood, storm, fire, materially adverse weather conditions, expropriation, nationalization, acts of eminent domain, explosion (other than from mining activities), embargo, inability to obtain or delay in obtaining equipment, materials or transport, or any other event whether similar to the foregoing or not which is not within the reasonable control of the Borrower.

"Foreign Currency" means any currency other than the lawful currency of Brazil.

"Funding Rate" means any rate notified by the Lender to the Borrower pursuant to paragraph (a) of Clause 10.3 (Cost of funds).

"GAAP" means generally accepted accounting principles in Canada in respect of the Guarantor and Sigma Holdings and Brazil in respect of the Borrower, including IFRS.

"Goods" shall mean spodumene concentrate, direct shipping ore or tailings destined for export or such other goods produced from the Project.

"Governmental Authority" means the governments of Brazil or Canada, or any other nation or any political subdivision thereof, whether state, provincial, territorial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

"Group" means the Guarantor and its Subsidiaries for the time being.

"Guarantee Termination Date" means the date on which the Lender (acting reasonably) confirms to the Borrower that all the conditions subsequent set out in Part 2 of Schedule 1 (Conditions precedent and conditions subsequent), including the Perfection Requirements related thereto have been carried out in full in respect of each Transaction Security Document or otherwise waived by the Lender in writing.

"Historic BSBY" means, in relation to any Loan, the most recent BSBY for a period equal in length to the Interest Period of that Loan and which is as of a US Government Securities Business Day which is no more than two (2) US Government Securities Business Days before the Quotation Day.

"HMT" means His Majesty's Treasury of the United Kingdom.

"Holding Company" means, in relation to a person, any other person in respect of which it is a Subsidiary.

"IFRS" means international accounting standards within the meaning of the IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

"Indemnified Taxes" means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Obligor under any Finance Document and (b) to the extent not otherwise described in (a), Other Taxes.

"Intercreditor Agreement" means an intercreditor agreement dated after the date of this Agreement between the Lender, the Borrower and a financier under the Additional Project Debt in form and substance satisfactory to the Lender, acting reasonably, which provides for, among other things, the pari passu ranking of the Additional Project Debt.

"Interest Period" means, in relation to a Loan, each period determined in accordance with Clause 9 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 (Default interest).

"Interpolated Historic BSBY" means, in relation to any Loan, the rate (rounded to the same number of decimal places as the BSBY) which results from interpolating on a linear basis between:

(a)	either:

(i)	the most recent BSBY (as of a day which is not more than two (2) US Government Securities Business Days before the Quotation Day) for the longest period (for which BSBY is available) which is less than the Interest Period of that Loan; or

(ii)	if no such BSBY is available for a period which is less than the Interest Period of that Loan, the most recent BSBY for a day which is not more than two (2) days (and not less than two (2) US Government Securities Business Days before the Quotation Day; and

(b)	the most recent BSBY (as of a day which is not more than two (2) US Government Securities Business Days before the Quotation Day) for the shortest period (for which BSBY is available) which exceeds the Interest Period of that Loan.

"LMA" means the Loan Market Association.

"Loan" means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

"Market Disruption Rate" means the percentage rate per annum which is the aggregate of the Reference Rate and the applicable Credit Adjustment Spread.

"Material Adverse Effect" means a material adverse effect on:

(a)	the business, operations, property, condition (financial or otherwise) or prospects of the Group taken as a whole;

(b)	the ability of an Obligor to perform its obligations under the Finance Documents; or

(c)	the validity or enforceability of the Finance Documents or the rights or remedies of the Lender under the Finance Documents.

"Material Licence(s)" means the licences listed in Schedule 7 (Material Licences).

"Miazga" means Miazga Participações S.A., a corporation (sociedade anônima) organized under the laws of the Federativa Republic of Brazil, with head offices at Avenida Nove de Julho, No. 4.939, 5th floor, Room 51, Jardim Paulista, in the City of São Paulo, State of São Paulo, Brazil, Zip Code 01.407-200, enrolled with CNPJ under No. 24.960.907/0001-60.

"Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

"Obligor" means the Borrower, Sigma Holdings or the Guarantor.

"OFAC" means the Department of the Treasury's Office of Foreign Assets Control of the United States of America.

"Official Body" means any federal, national, state, provincial or municipal government or government of any political subdivision thereof, or any agency, public registry, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic, in each case with jurisdiction applicable to any Obligor or other member of the Group.

"Offshore Account" means each of:

(a)	the offshore account in the name of the Borrower which is disclosed to the Lender as the offshore account prior to the deposit of Export Receivables into the same (including any replacement account); or

(b)	such other replacement offshore account in the name of the Borrower approved in writing by the Lender.

"Original Financial Statements" means:

(a)	in relation to the Guarantor, the audited consolidated financial statements of the Group for the financial year ended December 31, 2021; and

(b)	in relation to the Borrower, its internally prepared management financial statements for its financial year ended December 31, 2021.

"Original Jurisdiction" means, in relation to an Obligor, the jurisdiction under whose laws that Obligor is incorporated as at the date of this Agreement.

"Other Connection Taxes" means, with respect to the Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder or any other Finance Document, Taxes imposed as a result of a present or former connection between such recipient and the jurisdiction imposing such Tax (other than connections arising from such recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, or enforced any Finance Document).

"Other Taxes" means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Finance Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.

"Party" means a party to this Agreement.

"Perfection Requirements" the filings, notices, registrations, publications and any other actions required for the perfection of the Transaction Security Documents in accordance with the terms thereof.

"Permitted Security" means:

(a)	any Security Interest in favour of the Lender;

(b)	subject to the proviso below, any Security Interest arising by operation of applicable law for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP;

(c)	restrictions, easements, rights-of-way, servitudes or other similar rights in land (including, without limitation, rights of way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other persons which in the aggregate do not materially impair the value or the usefulness, in the operation of the business of any Obligor, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons;

(d)	the right reserved to or vested in any Official Body by the terms of any lease, licence, franchise, grant or permit acquired by any Obligor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(e)	subject to the proviso below, any Security Interest resulting from the deposit of cash or securities (i) in connection with bids, leases, performance bonds, contracts, tenders or expropriation proceedings; (ii) to secure workers' compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law and public and statutory obligations; or (iii) in connection with the discharge of any Security Interest or claims incidental to construction and mechanics', warehouseman's, carriers' and other similar liens or construction and mechanics' and other similar Security Interests arising in the ordinary course of business;

(f)	subject to the proviso below, security given to a public utility or other Official Body when required by such public utility or other Official Body (including, without limitation, for reclamation or remediation of mining properties) in connection with the operations of any Obligor, all in the ordinary course of business;

(g)	applicable municipal and other Official Body restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with, or will be complied with as and when required by applicable law, and will not materially impair the use of the property for the purpose for which it is held;

(h)	any Security Interest on Goods being sold pursuant to an advance payment and sales agreement (an “APSA”), the value of which represents not more than the lower of (i) the actual prepayment amount received by the Borrower under such APSA and (ii) such prepayment amount as reduced in accordance with the terms of the relevant APSA;

(i)	contractual rights of set-off granted in the ordinary course of business;

(j)	any State Bank Equipment Collateral;

(k)	any Security Interest in respect of any Excess Financing provided that such Excess Financing has been applied toward prepayment in accordance with Clause 7.3 (Excess Financing) and any Security Interest in respect thereof is subordinated to the Transaction Security;

(l)	any Security Interest arising in connection with the Additional Project Debt of the definition of Permitted Indebtedness provided an Intercreditor Agreement has been entered into with the applicable entity providing the Additional Project Debt acknowledging, among other things, that the Security securing the Additional Project Debt ranks pari passu with the Security under the Transaction Security Documents;

(m)	the extension, renewal or refinancing of any of the foregoing, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Security Interest is not extended to any additional property; and

(n)	any Existing Security,

provided that in the case of paragraphs (b), (e) and (f) the Borrower shall use all commercially reasonable efforts to procure that alternative assets of the relevant Obligor shall be provided in respect of any such Security Interest or lien and not assets which are subject to the Security created under the Transaction Security Documents.

"Permitted Indebtedness" means:

(a)	any Financial Indebtedness owed to the Lender;

(b)	any obligations outstanding under capital leases;

(c)	any obligations incurred in connection with statutory, reclamation or environmental obligations of the Obligors, including bonding facilities;

(d)	any obligations owing from one Obligor to another Obligor or owing by any Obligor to a Subsidiary of the Guarantor provided that where the Borrower owes such Financial Indebtedness it has entered into a subordination agreement with the Lender in form and substance satisfactory to the Lender within 60 days of such obligations arising and provided that no Loans under this Facility shall be used to repay any such loans during the period prior to the entry into such subordination agreement, provided further that with respect to the Financial Indebtedness listed as Existing Financial Indebtedness falling under such category, the applicable period for the subordination agreement to be put in place shall be 30 days from the Closing Date;

(e)	trade payables incurred in the ordinary course of business provided that they are payable within 90 days (and are not overdue) unless such trade payables are contested by the relevant payer in good faith and remain payable beyond such period;

(f)	unsecured hedging in the ordinary course of business and not for speculative purposes;

(g)	operating lease liabilities, to the extent the same constitute Financial Indebtedness;

(h)	indemnity obligations in respect of surety or performance bonds, letters of credit or bank guarantees in favour of a public utility or any other Official Body when required by such utility or other Official Body in connection with operations of any Obligor (including for the reclamation or remediation of mining properties, government administered tax requirements and commodities such as power, fuel and chemicals), all in the ordinary course of business;

(i)	other unsecured obligations not covered by paragraphs (a) to (i) above incurred by any Obligor not to exceed $1,000,000 in aggregate;

(j)	any State Bank Financing;

(k)	any prepayment financing under an offtake agreement in respect of the Project of up to the aggregate of:

(i)	US$100,000,000 (which is not State Bank Financing or financing under the Agreement); plus

(ii)	an amount equal to (x) R$100,000,000 less (y) the amount actually utilised under the State Bank Financing at the relevant time,

(the “Prepayment Financing Limit”) provided that such financing in respect of the Project which is not State Bank Financing or financing under the Agreement is utilised solely for the production of Goods to be sold by the Borrower to the offtaker under such offtake agreement (the "Prepayment Financing");

(l)	after the Guarantee Termination Date, any debt financing in respect of the Project of up to the aggregate of:

(i)	US$100,000,000 (which is not State Bank Financing or financing under the Agreement); plus

(ii)	an amount equal to (x) R$100,000,000 less (y) the amount actually utilised under the State Bank Financing at the relevant time; less

(iii)	the amount raised under the Prepayment Financing at the relevant time,

(the “Additional Project Debt Limit”) provided that such financing in respect of the Project which is not State Bank Financing, Prepayment Financing or financing under the Agreement is utilised solely for the exploration, development and construction of Phase II, Phase III and/or Phase IV of the Project (and in respect of which the Lender acknowledges and agrees it will, and the Borrower agrees and undertakes to procure that the other lender(s) will, enter into an Intercreditor Agreement acknowledging, among other things, a ranking of the debt of not less than pari passu with the obligations under this Agreement) (the "Additional Project Debt");

(m)	any Excess Financing provided that such Excess Financing has been applied towards prepayment in accordance with Clause 7.3 (Excess Financing);

(n)	any Existing Financial Indebtedness; and

(o)	any guarantee or other contingent liability in respect of the foregoing.

and, in each case, provided that the Permitted Indebtedness in (j) to (l) (inclusive) shall not, in any event, exceed the total of US$100,000,000 and R$100,000,000 in the aggregate.

"Phase I" means, in respect of the Project, the development of the Project's Xuxa deposit, including the corresponding lithium production and processing plant.

"Phase II" means, in respect of the Project, the development of the Project's Barreiro deposit, including the corresponding lithium production and processing plant.

"Phase III" means, in respect of the Project, the development of the Project's Nezinho do Chicão deposit, including the corresponding lithium production and processing plant.

"Phase IV" means, in respect of the Project, the development of the Project's Muriel deposit.

"Project" means the development of hard rock lithium deposits of the Borrower located in the Grota do Cirilo project in Minas Gerais State, Brazil.

"Quarterly Statement" has the meaning given in 19.1 (Financial statements).

"Quotation Day" means, in relation to any period for which an interest rate is to be determined, two US Government Securities Business Days before the first day of that period (unless market practice differs in the relevant loan market, in which case the Quotation Day will be determined by the Lender in accordance with that market practice (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days)).

"Receiver" means a receiver or receiver and manager or administrative receiver of the whole or any part of the Security Property.

"Reference Bank" means the principal New York office of Royal Bank of Canada; (2) JPMorgan Chase; and (3) Barclays or such other banks as may be selected by the Lender in consultation with the Borrower.

"Reference Rate" means, in relation to any Loan:

(a)	the applicable BSBY as of the Specified Time and for a period equal in length to the Interest Period of that Loan; or

(b)	as otherwise determined pursuant to Clause 10.1 (Unavailability of BSBY),

and if, in either case, that rate is less than three (3) percent, the Reference Rate shall be deemed to be three (3) percent.

"Related Fund" in relation to a fund (the "first fund"), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

"Relevant Market" means the market for overnight cash borrowing collateralised by US Government securities.

"Repeating Representations" means each representation set out in Clause 18 other than the representation in Clause 18.9.

"Representative" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

"ROF" means the Registro de Operação Financeira, an electronic registry identified by a code number obtained by or on behalf of the Borrower prior to the Loan through the Central Bank of Brazil Information System - SISBACEN, authorizing the Borrower to: (a) enter into the relevant foreign exchange contract for the inflow of funds into Brazil; and (b) after the Closing Date, make payments in Dollars with respect to the principal, interest, fees and expenses recorded therein.

"Sanctionable Activity" means any activity that, if engaged in by a person, could result in that person breaching, or a designation of that person under, any Sanctions.

"Sanctioned Territory" means a country, region or territory that is the subject of country-wide, region-wide or territory-wide Sanctions.

"Sanctions" means the economic or financial sanctions laws, regulations, trade embargoes or other restrictive measures enacted, administered, implemented and/or enforced from time to time by any of the following (and including through any relevant Sanctions Authority):

(a)	the United Nations;

(b)	the European Union;

(c)	the government of the United States of America;

(d)	the government of the United Kingdom; and

(e)	the government of Canada.

"Sanctions Authority" means any agency or person which is duly appointed, empowered or authorised to enact, administer, implement and/or enforce Sanctions, including (without limitation):

(a)	the Security Council of the United Nations;

(b)	the United States of America;

(c)	the European Union;

(d)	the member states of the European Union;

(e)	the United Kingdom;

(f)	the United Nations;

(g)	Canada; and

(h)	the governments and official institutions or agencies of any of paragraphs (a) to (c) above, including OFAC, the US Department of State, HMT and Global Affairs Canada.

"Sanctions List" the Specially Designated Nationals and Blocked Persons, the Sectoral Sanctions Identifications List and the List of Foreign Sanctions Evaders maintained by OFAC, the Canadian Autonomous Sanctions Consolidated List, the Consolidated List of Financial Santcions Targets and the Investment Bank List maintained by HMT or any similar list maintained by, a Sanctions Authority, each as amended, supplemented or substituted from time to time.

"Sanctions Restricted Person" means a person that is:

(a)	listed on a Sanctions List, or directly or indirectly owned, or otherwise controlled within the meaning and scope of the relevant Sanctions, by any one or more persons listed on a Sanctions List;

(b)	located or resident in, or incorporated or organised under the laws of, a Sanctioned Territory; or

(c)	otherwise the subject of Sanctions.

"Security Interest" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

"Secured Liabilities" means all present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or in any other capacity whatsoever) of any Obligor to any Secured Party under each Finance Document.

"Security Property" means:

(a)	the assets subject to the Transaction Security expressed to be granted in favour of the Lender and all proceeds thereof;

(b)	all obligations expressed to be undertaken by an Obligor to pay amounts in respect of the Secured Liabilities to the Lender and secured by the Transaction Security together with all representations and warranties expressed to be given by an Obligor in favour of the Lender; and

(c)	any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, of any Obligor which are subject to a Security Interest in favour of the Lender pursuant to the Transaction Security.

"Specified Time" means a day or time determined in accordance with Schedule 3 (Timetables).

"State Bank" means Banco Nacional de Desenvolvimento Econômico e Social – BNDES or Banco de Desenvolvimento do Estado de Minas Gerais – BDMG acting as agent for BNDES in its capacity as agente de repasse.

"State Bank Equipment Collateral" means any Security Interest over equipment financed by and which serves as collateral for any State Bank Financing provided such equipment is either listed in Schedule 6 (Initial State Bank Equipment Collateral) or has been included in a State Bank Equipment Update received by the Lender.

"State Bank Equipment Update" means an update to the equipment listed in Schedule 6 (Initial State Bank Equipment Collateral) provided by the Borrower to the Lender from time to time in accordance with Clause 20.23 (State Bank Equipment Update).

"State Bank Financing" means any financing or series of financings in respect of the Project from a State Bank not exceeding R$100,000,000 in aggregate (the “State Bank Financing Limit”):

(a)	such financing shall only be used to finance the purchase of equipment in respect of the Project; and

(b)	the only Security Interest provided by the Obligors for such financing is State Bank Equipment Collateral in respect of the equipment purchased and, to the extent required, guarantee or equity support agreement from the Guarantor.

"Subsidiary" means any person (referred to as the "first person") in respect of which another person (referred to as the "second person"):

(a)	has the power, directly or indirectly (whether by way of ownership of shares, proxy, contract, agency or otherwise), to:

(i)	cast, or control the casting of, more than 50 percent of the maximum number of votes that might be cast at a general meeting of the first person;

(ii)	appoint or remove all, or the majority, of the directors or other equivalent officers of the first person; or

(b)	holds, directly or indirectly, beneficially more than 50 percent of the issued share capital of the first person (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital).

For the avoidance of doubt, the first person will also be deemed to be a Subsidiary of the second person if the first person is a Subsidiary of any person which is the second person’s Subsidiary.

"Taxes" means any taxes, levies, imposts, duties, VATs, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder.

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.

"Termination Date" means the date falling forty eight (48) Months from the Closing Date or such other later date agreed to by the Lender at the sole discretion of the Lender.

"Third Quarter End Date" means 30 September.

"Total Commitment" means US$100,000,000 at the date of this Agreement.

"Transaction Security" means the Security Interest created or evidenced or expressed to be created or evidenced under the Transaction Security Documents.

"Transaction Security Documents" means each of the below documents, when the same are entered into by the parties thereto:

(a)	the Fiduciary Assignment of Assets;

(b)	the Fiduciary Assignment of Rights;

(c)	the Fiduciary Assignment of Shares; and

(d)	any other document designated as such by the Lender and the Borrower.

"Unpaid Sum" means any sum due and payable but unpaid by an Obligor under the Finance Documents.

"US Government Securities Business Day" means any day other than:

(a)	a Saturday or a Sunday; and

(b)	a day on which the Securities Industry and Financial Markets Association (or any successor organisation) recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in US Government securities.

"Utilisation" means a utilisation of the Facility.

"Utilisation Date" means the date of a Utilisation, being the date on which the relevant Loan is to be made.

"Utilisation Request" means a notice substantially in the form set out in Schedule 2 (Form of Utilisation Request).

1.2	Construction

(a)	Unless a contrary indication appears, any reference in this Agreement to:

(i)	the "Lender", any "Obligor" or any "Party" shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents;

(ii)	an "agency" shall be construed so as to include any governmental, intergovernmental or supranational agency, authority, body, central bank, commission, department, ministry, organisation, statutory corporation or tribunal (including any political sub-division, national, regional or municipal government and any administrative, fiscal, judicial, regulatory or self-regulatory body or person);

(iii)	a document in "agreed form" is a document which is previously agreed in writing by or on behalf of the Borrower and the Lender or, if not so agreed, is in the form specified by the Lender;

(iv)	"assets" includes present and future properties, revenues and rights of every description;

(v)	the Lender's "cost of funds" in relation to a Loan is a reference to the average cost (determined either on an actual or a notional basis) which the Lender would incur if it were to fund, from whatever source(s) it may reasonably select, an amount equal to the amount of that Loan for a period equal in length to the Interest Period of that Loan;

(vi)	a "Finance Document" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(vii)	"guarantee" means (other than in Clause 17 (Guarantee and Indemnity)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(viii)	"indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(ix)	a "person" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(x)	a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any agency;

(xi)	a provision of law is a reference to that provision as amended or re-enacted from time to time; and

(xii)	a time of day is a reference to Dubai time.

(b)	The determination of the extent to which a rate is "for a period equal in length" to an Interest Period shall disregard any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.

(c)	Section, Clause and Schedule headings are for ease of reference only.

(d)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(e)	A Default (other than an Event of Default) is "continuing" if it has not been remedied or waived and an Event of Default is "continuing" if it has not been remedied or waived.

1.3	Currency symbols and definitions

"$", "USD" and "dollars" denote the lawful currency of the United States of America. "R$" and "BRL" denote the lawful currency of Brazil.

1.4	Third party rights

(a)	Unless expressly provided to the contrary in a Finance Document a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the "Third Parties Act") to enforce or to enjoy the benefit of any term of this Agreement.

(b)	Any reference in this Agreement or any of the other Finance Documents to a Permitted Security or a Security permitted by this Agreement is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Security created by any of the Finance Documents to any Permitted Security or any Security Interest permitted hereunder or under any of the other Finance Documents.

(c)	Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

SECTION 2

THE FACILITY

2.	THE FACILITY

2.1	The Facility

Subject to the terms of this Agreement, the Lender shall make available to the Borrower a dollar export prepayment facility (recebimento antecipado de exportação), in accordance with article 71 et seq. of Circular 3,689, dated December 16th, 2013, issued by the Brazilian Central Bank, in an aggregate amount equal to the Total Commitment.

3.	PURPOSE

3.1	Purpose

The Borrower shall apply all amounts borrowed by it under the Facility towards:

(a)	the extraction, manufacturing, storage, transportation and export of Goods;

(b)	Project exploration, construction and development, including Phase I, Phase II, Phase III and Phase IV, whether developed as separate sequential phases or combined phase(s), and any future construction phases in respect of the Project, for the subsequent export of Goods produced therein;

(c)	payment of fees, costs and expenses in connection with the preparation, negotiation and entry into the Finance Documents; and

(d)	any Advance Interest.

3.2	Monitoring

The Lender is not bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	CONDITIONS OF UTILISATION

4.1	Initial conditions precedent

The Borrower may not deliver a Utilisation Request unless the Lender has received all of the documents and other evidence listed in Part 1 of Schedule 1 (Conditions precedent and conditions subsequent) in form and substance satisfactory to the Lender, unless the Lender has otherwise waived such Part 1 of Schedule 1 requirement (the date the Lender notifies the Borrower being the “Closing Date”). The Lender shall notify the Borrower promptly upon being so satisfied.

4.2	Further conditions precedent

The Lender will only be obliged to comply with Clause 5.4 (Making of a Loan) if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a)	no Default is continuing or would result from the proposed Loan;

(b)	no event which has or could have a Material Adverse Effect has occurred;

(c)	in respect of the first Utilisation Request, the representations set out in Clause 18 to be made by each Obligor are true in all material respects; and

(d)	in respect of subsequent Utilisation Requests, the Repeating Representations to be made by each Obligor are true in all material respects.

4.3	Conditions subsequent

(a)	The Borrower shall satisfy the conditions subsequent set out in Part 2 of Schedule 1 (Conditions precedent and conditions subsequent) on a best efforts basis as soon as possible following the Closing Date and in any event within the time period set out in Part 2 of Schedule 1 (Conditions precedent and conditions subsequent). In the event that the conditions subsequent in Part 2 of Schedule 1 are not satisfied within the time period set out in Part 2 of Schedule 1 (Conditions precedent and conditions subsequent) or such extended time period set out in paragraph (b) below (if applicable), interest shall accrue on the outstanding Loans from the Closing Date up to the date of satisfaction of each such condition subsequent at a rate which is 3.5 percent per annum over and above the interest payable under Clause 8 (Interest) (the “Interest Premium”) on each Loan and on any interest accrued and outstanding thereon pursuant to Clause 8 (Interest) and such interest shall be payable within 10 Business Days of demand by the Lender to the Borrower except when the delay in satisfying such conditions subsequent was caused by act or omission of the Lender.

(b)	Specifically regarding the completion of the Perfection Requirements for the Fiduciary Assignment of Assets only, the time period set out in subsection (b) of Part 2 of Schedule 1 may be extended at the request of the Borrower for one additional and equal period in the event that the registry offices in charge of the registrations or filing of the relevant Transaction Security Document present unreasonable or unlawful requirements (in the reasonable opinion of the Lender’s external legal counsels) for completing such Perfection Requirements and there is no delay caused by any act or omission of Borrower, provided that such period may be further extended, subject to the prior written consent of the Lender (acting reasonably), if Borrower has to file a judicial proceeding to enforce its rights to pursue the registration.

(c)	For avoidance of doubt, the failure to satisfy the conditions subsequent by the time periods set out in Part 2 of Schedule 1 (Conditions precedent and conditions subsequent) shall not in and of itself be a Default or Event of Default, provided that the Borrower pays the Interest Premium in accordance with paragraph (a) above.

SECTION 3

UTILISATION

5.	UTILISATION

5.1	Delivery of a Utilisation Request

The Borrower may utilise the Facility by delivery to the Lender of a duly completed Utilisation Request not later than the Specified Time. Notwithstanding the foregoing, the first Utilisation Request shall be delivered within 1 Business Day of the Closing Date.

5.2	Completion of a Utilisation Request

(a)	Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i)	the proposed Utilisation Date is a Business Day within the Availability Period applicable to that Facility;

(ii)	the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(iii)	the proposed Interest Period complies with Clause 9 (Interest Periods).

(b)	Only one Loan may be requested in each Utilisation Request.

5.3	Currency and amount

(a)	The currency specified in a Utilisation Request must be dollars.

(b)	The amount of the proposed Loan must be an amount which is not more than the Available Facility and which is a minimum of:

(i)	US$60,000,000 in respect of the first Loan utilised under the Facility; and

(ii)	US$5,000,000 (or such higher amount at the option of the Borrower) in respect of each Loan after the first Loan utilised under the Facility,

or, if less (in each case), the Available Facility.

5.4	Making of a Loan

If the conditions set out in this Agreement have been met, the Lender shall make each Loan available by its Utilisation Date through its Facility Office. The initial Loan shall be made available to the Borrower within 5 Business Days from the delivery of the initial Utilisation Request and the amount of any other Loan shall be made available to the Borrower within 20 Business Days from the delivery of the corresponding Utilisation Request (or a later date, if so identified by the Borrower in the relevant Utilisation Request).

5.5	Cancellation of Commitment

The Total Commitment which, at that time, is unutilised shall be immediately cancelled at the end of the Availability Period.

SECTION 4

REPAYMENT, PREPAYMENT AND CANCELLATION

6.	REPAYMENT

6.1	Repayment of Loans

(a)	Without prejudice to the Borrower’s obligation to repay the Loans together with interest and all other amounts due under the Finance Document, the Loans made in accordance with this Agreement shall qualify as an export prepayment (recebimento antecipado de exportação) in accordance with regulations applicable thereto issued by the Central Bank of Brazil. Accordingly, the Borrower expressly undertakes that the Loans shall be primarily repaid from the Export Receivables. Each Obligor hereby agrees that such intended arrangement for repayment of the Loans shall in no way limit the liability of any Obligor for all principal of and interest on the Loans and all other amounts due and owing hereunder and such intended arrangement shall in no way limit the ability of the Lender to demand payment in Foreign Currency under this Agreement and the other Finance Document on the date on which any payment is due from any Obligor hereunder.

(b)	If, as of the due date for any Loan, any of the principal amount of such Loan and/or any interest thereon shall remain due and outstanding and payments therefor shall not have been received through such Export Receivables, or if at any time any such payment of such principal or interest shall be rescinded or the Lender shall otherwise be required to refund or return any such payment, the Lender may require that the Borrower or the other Obligors make payment of such amounts in Foreign Currency directly to the Lender, subject in each case to Clause 12.1.

(c)	On each Excess Export Proceeds Payment Date and for so long as any amount is outstanding under the Loan, the Borrower shall apply its Export Proceeds to repay the Loan in the amount equivalent to 50% of the Base Amount.

(d)	Notwithstanding any other provision of this Agreement, the Borrower must pay or repay all amounts owing under the Finance Documents on or before the Termination Date.

(e)	The Borrower may not reborrow any part of the Facility which is repaid.

7.	PREPAYMENT

7.1	Illegality

If, in any applicable jurisdiction, it becomes unlawful for the Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain any Loan or it becomes unlawful for any Affiliate of the Lender to do so (after the Lender has used commercially reasonable efforts to fund or maintain the Loan or other obligation through another Affiliate or Facility Office):

(a)	the Lender shall promptly notify the Borrower upon becoming aware of that event;

(b)	upon the Lender notifying the Borrower, each Available Facility will be immediately cancelled; and

(c)	upon the Lender notifying the Borrower, the Borrower shall secure the Authorisations necessary together with the Brazilian Central Bank and shall repay to the Lender the Loans made to the Borrower (together with any interest up until the date of repayment), no later than sixty (60) days after the Lender has notified the Borrower and the Total Commitment shall be immediately cancelled. Failure to provide such Authorisation(s) within such time period shall be an Event of Default and default interest shall accrue on the Loan from the date following such sixty (60) day period in accordance with Clause 8.3 (Default interest).

7.2	Change of Control

(a)	If a Change of Control occurs:

(i)	the Borrower shall promptly notify the Lender upon becoming aware of that event;

(ii)	the Lender shall not be obliged to fund a Utilisation; and

(iii)	if the Lender so requires, the Lender shall following the occurrence of the completion (closing) of the Change of Control transaction, by not less than 10 days' notice to the Borrower, cancel the Available Facility and declare all Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents immediately due and payable, whereupon the Available Facility will be immediately cancelled, the Facility shall immediately cease to be available for further utilisation and all such Loans, accrued interest and other amounts shall become immediately due and payable.

(b)	For the purposes of paragraph (a) above, "Change of Control" means an event whereby any Person or group of persons acting jointly or in concert within the meanining of such phrase in the Securities Act (Ontario):

(i)	shall beneficially own or control, directly or indirectly, equity Interests in the capital of any member of the Group which have or represent more than 50% of the votes that may be cast to elect the directors or other persons charged with the management and direction of any member of the Group;

(ii)	shall gain the power, directly or indirectly, to give directions with respect to the operating and financial policies of any member of the Group with which the directors or other equivalent officers of any member of the Group are obliged to comply; or

(iii)	shall gain the right to have, or succeed in having, a sufficient number of nominees elected to the board of directors or board of officers (diretoria) of any member of the Group that such nominees, when added to any existing director remaining on the board of directors of any member of the Group after such election who is also a nominee of such Person or group of Persons, will constitute a majority of the board of directors of any member of the Group;

provided that a Change of Control will not be deemed to have occurred in the event that: (x) the entity with control is a member of the Group, provided that the Lender shall have given its prior written approval to such change of control (such consent not to be unreasonably withheld); (y) in the case of (i) or (ii) above only, the entity with control is A10 Fund or (z) the Change of Control transaction is commenced or announced but does not close or is not otherwise completed.

7.3	Excess Financing

If an Excess Financing occurs:

(a)	the Borrower shall immediately notify the Lender upon becoming aware of that event; and

(b)	the Borrower shall apply any sum equivalent to the amount raised from such Excess Financing (which is in excess of the aggregate amount of the State Bank Financing Limit, the Prepayment Financing Limit and Additional Project Debt Limit) and primarily using Export Receivables towards prepaying the whole or any part of the Loan within five (5) Business Days of such event. For the sake of clarity, (i) the Borrower expressly undertakes that the payment obligation under this Clause shall be primarily made by the Borrower from Export Receivables, (ii) each Obligor hereby agrees that such intended arrangement shall in no way limit the liability of any Obligor for all principal of and interest on the Loans and all other amounts due and owing under any Finance Document and such intended arrangement shall in no way limit the ability of the Lender to demand payment in Foreign Currency under this Agreement and the other Finance Document on the date on which any payment is due from any Obligor thereunder, and (iii) in the event the available Export Receivables are not sufficient to cover the Excess Financing amount, or if at any time any such payment of such principal or interest shall be rescinded or the Lender shall otherwise be required to refund or return any such payment, the Lender may require that the Borrower or the other Obligors make payment of such amounts in Foreign Currency directly to the Lender, free and clear of all Indemnified Taxes eventually applicable on such payments.

For avoidance of doubt, under no circumstances (other than after the occurrence of an Event of Default) shall the proceeds of any equity financing be required to be applied as a mandatory prepayment or repayment pursuant to this Clause 7.3 or under any other provision of this Agreement.

7.4	Voluntary prepayment of Loans

The Borrower may, if it gives the Lender not less than 10 Business Days' (or such shorter period as the Lender may agree) prior notice, prepay the whole or any part of any Loan (but, if in part, being an amount that reduces the amount of the Loan by a minimum amount of US$5,000,000). Notwithstanding the foregoing rights, all prepayments shall be made in accordance with the rules of the Central Bank of Brazil, with the Borrower obtaining any Authorisation required in order to do so and accounting for Taxes that it may incur.

7.5	[Redacted – commercially sensitive information]

7.6	Restrictions

(a)	Any notice of cancellation or prepayment given by any Party under this Clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b)	Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Early Payment Premium payable under this Agreement, if applicable, without premium or penalty.

(c)	The Borrower may not reborrow any part of the Facility which is prepaid.

(d)	The Borrower shall not repay or prepay all or any part of the Loans or cancel all or any part of the Total Commitment except at the times and in the manner expressly provided for in this Agreement.

(e)	No amount of the Total Commitment cancelled under this Agreement may be subsequently reinstated.

SECTION 5

COSTS OF UTILISATION

8.	INTEREST

8.1	Calculation of interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)	Reference Rate; and

(b)	Credit Adjustment Spread.

8.2	Payment of interest

(a)	The Borrower shall pay accrued interest on the Loan to which that Interest Period relates on the last day of each Interest Period.

(b)	[Redacted – commercially sensitive information]

(c)	[Redacted – commercially sensitive information]

(d)	[Redacted – commercially sensitive information]

(e)	[Redacted – commercially sensitive information]

(f)	[Redacted – commercially sensitive information]

8.3	Default interest

(a)	If an Obligor fails to pay any amount payable by it under a Finance Document on its due date and such failure remains unremedied within the time requirement set out in Clause 21.1(b) (Non-payment), interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (c) below, is 3.5 percent per annum higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Lender (acting reasonably) such amount being a genuine pre-estimate of loss of the Lender.

(b)	Any interest accruing under this Clause 8.3 shall be immediately payable by the Obligor on demand by the Lender.

(c)	In respect of any Event of Default other than a non-payment Event of Default, if an Event of Default has occurred and is continuing under Clause 21 (Events of Default), further interest shall accrue on the outstanding Loans (without duplication for any amount in (a) above) from:

(i)	the date of the earlier to occur of the date of the occurrence of such Event of Default and the date the Lender notifies the Borrower of the occurrence of such Event of Default;

to

(ii)	the date such Event of Default, if capable of remedy, is remedied to the satisfaction of the Lender in its sole discretion,

at the rate of 3.5 percent per annum (each such amount being the "Default Payment Amount").

8.4	Notification of rates of interest

The Lender shall promptly notify the Borrower of the Funding Rate relating to a Loan.

9.	INTEREST PERIODS

9.1	Interest Periods

(a)	Subject to paragraph (b), each Interest Period for a Loan in the Utilisation Request for that Loan shall be twelve (12) months unless otherwise agreed between the Borrower and the Lender or pursuant to Clause 9.2.

(b)	Each Interest Period for a Loan shall start on the Utilisation Date or (if the Loan has already been made) on the last day of the preceding Interest Period of that Loan.

(c)	The first Interest Period for any Loan other than the Loan borrowed on the first Utilisation Date shall end on the last day of the then current Interest Period for the Loan borrowed on the first Utilisation Date (and such Loans shall be consolidated in accordance with Clause 9.4 (Consolidation of Loans).

(d)	An Interest Period for a Loan shall not extend beyond the Termination Date.

9.2	Changes to Interest Periods

Prior to determining the interest rate for a Loan, the Interest Period for any Loan shall be shortened to ensure the Interest Period for a Loan (i) aligns with any existing Loans or (ii) is limited to the Termination Date.

9.3	Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

9.4	Consolidation of Loans

Each Loan will be consolidated into, and treated as, a single Loan on the last day of the Interest Period.

9.5	Interest Act (Canada)

For the purposes of the Interest Act (Canada) and disclosure under such Act:

(a)	wherever interest to be paid under this Agreement is to be calculated on the basis of any period of time that is less than a calendar year (a "deemed year"), such rate of interest shall be expressed as a yearly rate by multiplying such rate of interest for the deemed year by the actual number of days in the calendar year in which the rate is to be ascertained and dividing it by the number of days in the deemed year; and

(b)	the Borrower and each other Obligor confirms that it fully understands and is able to calculate the rate of interest applicable to the Facility based on the methodology for calculating per annum rates provided for in this Agreement. The Lender agrees that, if requested in writing by the Borrower, it shall calculate the nominal and effective per annum rate of interest on any Loan outstanding at any time and provide such information to the Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrower or any other Obligor of any of its obligations under this Agreement or any other Finance Document, nor result in any liability to the Lender. Each Obligor hereby irrevocably agrees not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to the Finance Documents, that the interest payable under the Finance Documents and the calculation thereof has not been adequately disclosed to the Obligors, whether pursuant to Section 4 of the Interest Act (Canada) or any other applicable law or legal principle.

9.6	Maximum Interest

In the event that any provision of this Agreement or any other Finance Document would oblige the Borrower or any other Obligor to make any payment of interest or any other payment which is construed by a court of competent jurisdiction to be interest in an amount or calculated at a rate which would be prohibited by applicable law or regulation or would result in a receipt by the Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted nunc pro tunc to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by applicable law or regulation or so result in a receipt by the Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary as follows:

(a)	first, by reducing the amount or rate of interest required to be paid under this Agreement; and

(b)	thereafter, by reducing any fees, commissions, premiums or other amounts required to be paid to the Lender which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada).

If, notwithstanding the provisions of this Clause and after giving effect to all adjustments contemplated thereby, the Lender shall have received an amount in excess of the maximum permitted by applicable law, then such excess shall be applied by the Lender to the reduction of the principal balance of the outstanding principal of the Loan and not to the payment of interest, or if such excessive interest exceeds such principal balance, such excess shall be refunded to the Borrower or Obligor, as applicable.

10.       CHANGES TO THE CALCULATION OF INTEREST

10.1	Unavailability of BSBY

(a)	Interpolated BSBY: If BSBY is not available for the Interest Period of the relevant Loan, the Reference Rate for such Interest Period shall be Interpolated BSBY for a period equal in length to the Interest Period of that Loan.

(b)	Historic BSBY: If paragraph (a) above applies but Interpolated BSBY is not available for the Interest Period of the relevant Loan, the Reference Rate shall be Historic BSBY for a period equal in length to the Interest Period of that Loan.

(c)	Interpolated Historic BSBY: If paragraph (b) above applies but Historic BSBY is not available for the Interest Period of the relevant Loan, the Reference Rate shall be Interpolated Historic BSBY for a period equal in length to the Interest Period of that Loan.

(d)	Cost of funds: If paragraph (b) above applies but Interpolated Historic BSBY is not available for the Interest Period of the relevant Loan, there shall be no Reference Rate for that Loan and Clause 10.3 (Cost of funds) shall apply to that Loan for that Interest Period.

(e)	If, following any determination of the rate in accordance with paragraphs (a) to (d) above, the Reference Rate is less than three (3) percent, the Reference Rate shall be deemed to be three (3) percent.

10.2	Market disruption

If before 11.59 p.m. in Dubai on the Business Day immediately following the Quotation Day for the relevant Interest Period the Lender notifies the Borrower that the cost to it of funding that Loan would be in excess of the Market Disruption Rate then Clause 10.3 (Cost of funds) shall apply to that Loan for the relevant Interest Period.

10.3	Cost of funds

(a)	If this Clause 10.3 applies, the rate of interest on the relevant Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of the rate notified to the Borrower by the Lender as soon as practicable and in any event by 11.59 p.m. in Dubai on the date falling two (2) Business Days after the Quotation Day (or, if earlier, on the date falling two (2) Business Days before the date on which interest is due to be paid in respect of that Interest Period), to be that which expresses as a percentage rate per annum the cost to the Lender if the Lender were to fund that Loan at a rate supplied to the Lender from any one of the Reference Banks.

(b)	If this Clause 10.3 applies and the Lender or the Borrower so requires, the Lender and the Borrower shall enter into negotiations (for a period of not more than thirty (30) days) with a view to agreeing a substitute basis for determining the rate of interest.

(c)	Any alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of the Lender and the Borrower, be binding on all Parties.

(d)	If this Clause 10.3 applies pursuant to Clause 10.2 (Market disruption) and the Lender's Funding Rate is less than the Market Disruption Rate, the cost to the Lender of funding that Loan for that Interest Period shall be deemed, for the purposes of paragraph (a) above, to be the Market Disruption Rate

(e)	If, following any determination of the rate in accordance with this Clause, the Lender's Funding Rate is less than three (3) percent, the Funding Rate shall be deemed to be three (3) percent.

10.4	Notification to Company

If Clause 10.3 (Cost of funds) applies the Lender shall, as soon as is practicable, notify the Borrower.

11.	FEES

11.1	Commitment fee

(a)	The Borrower shall pay to the Lender a fee computed at the Reference Rate on the Available Facility for the Availability Period, provided that, in respect of any Loan made which reduces the Available Facility only, for the period commencing on the Closing Date and ending on the relevant Utilisation Date in respect of such Loan.

(b)	The accrued commitment fee is payable on the last day of the Availability Period and, if cancelled in full, on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.

11.2	[Redacted – commercially sensitive information]

SECTION 6

ADDITIONAL PAYMENT OBLIGATIONS

12.	TAX GROSS-UP AND INDEMNITIES; FATCA

12.1	Tax gross-up and indemnities

(a)	Each payment by or on account of any obligation of an Obligor under any Finance Document shall be made free and clear of and without deduction or withholding for any Taxes, except as required by applicable law. If an Obligor shall be required by applicable law to deduct or withhold any Tax from any such payment, such Obligor shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable shall be increased as necessary so that, after making all required deductions or withholding (including deductions or withholding applicable to additional sums payable under this Clause 12.1), the Lender or any other applicable recipient of such payment receives an amount equal to the sum it would have received had no such deductions or withholding been made.

(b)	In addition, the Obligors shall pay all Other Taxes to the relevant Governmental Authority in accordance with applicable law.

(c)	The Obligors shall jointly and severally indemnify the Lender and every other recipient of a payment under any Finance Document, within ten days after written demand therefor, for the full amount of any Indemnified Taxes paid or payable by the Lender or recipient (as applicable) on or with respect to any payment under the Finance Documents (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Clause 12.1) and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by the Lender shall be conclusive absent manifest error.

(d)	As soon as practicable after any payment of Indemnified Taxes by an Obligor to a Governmental Authority, the Obligor shall deliver to the Lender the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender.

(e)	If the Lender is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Finance Document, the Lender shall deliver to the Borrower, at the time or times reasonably requested by the Borrower, such properly completed and executed documentation reasonably requested by the Borrower as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, the Lender, if reasonably requested by the Borrower, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower as will enable the Borrower to determine whether or not the Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation shall not be required if in the Lender's reasonable judgment such completion, execution or submission would subject the Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of the Lender.

(f)	The Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower in writing of its legal inability to do so.

(g)	The Borrower shall not be obligated to indemnify or pay any additional amount with respect to Taxes under this Clause 12.1 to the extent such Taxes are imposed because the Lender fails to timely provide the forms or certificates required under this Clause 12.1 (and Indemnified Taxes shall be deemed not to include any such Taxes).

(h)	If, within the period of 2 years following the Termination Date, the Lender receives a refund of any Indemnified Taxes or Other Taxes as to which it has been indemnified by an Obligor or with respect to which an Obligor has paid additional amounts in each case pursuant to this Clause 12.1 or that, because of the payment of such Indemnified Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay over the amount of such refund or reduction to the applicable Obligor (but only to the extent of indemnity payments made, or additional amounts paid, by the applicable Obligor under this Clause 12.1 with respect to the Indemnified Taxes or Other Taxes giving rise to such refund or reduction), net of all reasonable out-of-pocket expenses (including Taxes) of the Lender and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). The Borrower, upon the request of the Lender, agrees to repay in a timely manner (and in any event within 20 days of the Lender’s request), the amount paid over to the applicable Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Lender if Lender is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (h), in no event will the Lender be required to pay any amount to an indemnifying party pursuant to this paragraph (h) the payment of which would place the Lender in a less favorable net after Tax position than the Lender would have been in if the Tax subject to indemnification and giving rise to such refund or reduction had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts giving rise to such refund or reduction had never been paid. This paragraph (h) shall not be construed to require the Lender to make available its tax returns (or any other information relating to its taxes that it deems confidential) to the Borrower or any other Person.

12.2	FATCA information

(a)	Subject to paragraph (c) below, each Party shall, within 10 Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party;

(ii)	supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA; and

(iii)	supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.

(b)	If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)	Paragraph (a) above shall not oblige the Lender to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

(ii)	any fiduciary duty; or

(iii)	any duty of confidentiality.

(d)	If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (a)(ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

12.3	FATCA Deduction

(a)	Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)	Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment.

13.	INCREASED COSTS

13.1	Increased Costs

(a)	Subject to Clause 13.3 (Exceptions) the Borrower shall, within ten Business Days of a demand by the Lender, pay for the account of the Lender the amount of any Increased Costs incurred by the Lender or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(b)	In this Agreement "Increased Costs" means (without duplication):

(i)	a reduction in the rate of return from the Facility;

(ii)	any Taxes;

(iii)	an additional or increased cost payable by the Lender to a Governmental Authority directly as a result of Clause 13.1(a) above and which is not otherwise captured by items (i), (ii) or (iv) of this Clause 13.1(b); or

(iv)	a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by the Lender or any of its Affiliates to the extent that it is attributable to the Lender having entered into its Total Commitment or funding or performing its obligations under any Finance Document.

13.2	Increased Cost claims

(a)	The Lender, if intending to make a claim pursuant to Clause 13.1 (Increased Costs), shall notify the Borrower of the event giving rise to the claim.

(b)	The Lender shall, as soon as practicable, provide a certificate to the Borrower confirming the amount of its Increased Costs, with a reasonably detailed calculation of such Increased Costs.

13.3	Exceptions

Clause 13.1 (Increased Costs) does not apply to the extent any Increased Cost is:

(a)	attributable to Indemnified Tax or Excluded Taxes; or

(b)	attributable to the wilful breach by the Lender or its Affiliates of any law or regulation.

14.	OTHER INDEMNITIES

14.1	Currency indemnity

(a)	If, for the purposes of obtaining judgment in any Canadian court, it is necessary to convert a sum due to the Lender in any currency (the “Original Currency”) into another currency (the “Other Currency”), the Parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Lender could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by applicable law, on the day on which the judgment is paid or satisfied.

(b)	The obligations of an Obligor in respect of any sum due in the Original Currency from it to the Lender under any of the Finance Documents shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by the Lender of any sum adjudged to be so due in the Other Currency, the Lender may, in accordance with normal banking procedures, purchase the Original Currency with such Other Currency. If the amount of the Original Currency so purchased is less than the sum originally due to the Lender in the Original Currency, such Obligor agrees, as a separate obligation and notwithstanding the judgment, to indemnify the Lender, against any loss, and, if the amount of the Original Currency so purchased exceeds the sum originally due to the Lender in the Original Currency, the Lender shall remit such excess to such Obligor.

(c)	If any sum due from an Obligor under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)	making or filing a claim or proof against that Obligor; or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three Business Days of demand, indemnify the against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(d)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

14.2	Other indemnities

The Borrower shall (or shall procure that an Obligor will), within three Business Days of demand, indemnify the Lender against any cost, loss or liability incurred by the Lender as a result of:

(a)	the occurrence of any Event of Default;

(b)	funding, or making arrangements to fund, a Loan requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by the Lender alone or a Disruption Event); or

(c)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower (other than on account of a Disruption Event); unless in each instance it is directly caused by the Lender’s breach of any Finance Document or applicable law or gross negligence or wilful misconduct.

14.3	Indemnity to the Lender

The Borrower shall promptly indemnify the Lender against any cost, loss or liability incurred by the Lender (acting reasonably) as a result of:

(a)	the taking, holding, protection or enforcement of the Transaction Security;

(b)	the exercise of any of the rights, powers, discretions and remedies vested in the Lender and each Receiver and Delegate by the Finance Documents or by law;

(c)	investigating any event which it reasonably believes is a Default;

(d)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised; or

(e)	out-of-pocket costs and expenses of the Lender in seeking the advice of and/or instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under this Agreement in connection with the exercise of any of the rights, powers, discretions and remedies vested in the Lender under this Agreement, or which otherwise relates to any of the Security Property or the performance of the terms of the Finance Documents, unless directly caused by the Lender’s breach of any Finance Document or applicable law or the Lender’s gross negligence or wilful misconduct.

15.       MITIGATION BY THE LENDER

15.1	Mitigation

(a)	Subject to there being no adverse effect on the Taxes which are not Indemnified Taxes applicable to the Lender or any material adverse effect in its rate of return under this Agreement as a result of such action, the Lender shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality), Clause 12 (Tax gross-up and indemnities) or Clause 13 (Increased Costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

15.2	Limitation of liability

(a)	The Borrower shall promptly indemnify the Lender for all costs and expenses reasonably incurred by the Lender as a result of steps taken by it under Clause 15.1 (Mitigation).

(b)	The Lender is not obliged to take any steps under Clause 15.1 (Mitigation) if, in the opinion of the Lender (acting reasonably), to do so might be prejudicial to it.

16.	COSTS AND EXPENSES

16.1	Transaction expenses

The Borrower shall promptly on demand pay the Lender the amount of all costs and expenses (including legal fees) reasonably incurred by it in connection with the negotiation, preparation, printing and execution of:

(a)	this Agreement and any other documents referred to in this Agreement or in a Transaction Security Document; and

(b)	any other Finance Documents executed after the date of this Agreement,

provided that the Borrower shall provide its prior written consent for any such costs and expenses totalling more than US$200,000.

16.2	Amendment costs

If:

(a)	an Obligor requests an amendment, waiver or consent; or

(b)	an amendment is required pursuant to Clause 24.7 (Change of currency),

the Borrower shall, within three Business Days of demand, reimburse the Lender for the amount of all costs and expenses (including legal fees) reasonably incurred by the Lender in responding to, evaluating, negotiating or complying with that request or requirement.

16.3	Enforcement costs

The Borrower shall, within three Business Days of demand, pay to the Lender the amount of all costs and expenses (including legal fees) incurred by the Lender in connection with the enforcement of, or the preservation of any rights under, any Finance Document and the Transaction Security and any proceedings instituted by or against the Lender as a consequence of it entering into a Finance Document, taking or holding the Transaction Security, or enforcing those rights.

SECTION 7

GUARANTEE

17.	GUARANTEE AND INDEMNITY

17.1	Guarantee and indemnity

The Guarantor irrevocably and unconditionally jointly and severally, until the Guarantee Termination Date:

(a)	guarantees to the Lender punctual performance by the Borrower of all the Borrower’s obligations under the Finance Documents;

(b)	undertakes with the Lender that whenever the Borrower does not pay any amount when due under or in connection with any Finance Document, the Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)	agrees with the Lender that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify the Lender immediately on demand against any cost, loss or liability it incurs as a result of the Borrower not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document on the date when it would have been due. The amount payable by the Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 17 if the amount claimed had been recoverable on the basis of a guarantee.

17.2	Continuing guarantee

This guarantee is a continuing guarantee until the Guarantee Termination Date and subject to the occurrence of the Guarantee Termination Date will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

17.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is made by the Lender in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, restructuring, liquidation, administration or otherwise, without limitation, then the liability of the Guarantor under this Clause 17 will continue or be reinstated as if the discharge, release or arrangement had not occurred, provided that, there shall be no such reinstatement following the Guarantee Termination Date.

17.4	Waiver of defences

The obligations of the Guarantor under this Clause 17 will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause 17 (without limitation and whether or not known to it or the Lender) including:

(a)	any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e)	any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security including without limitation any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

(g)	any insolvency, restructuring or similar proceedings.

17.5	Immediate recourse

The Guarantor waives any right it may have of first requiring the Lender (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Guarantor under this Clause 17. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary. For avoidance of doubt, the Lender will have no recourse to the Guarantor following the Guarantee Termination Date.

The Guarantor's obligation to make payment hereunder shall be deemed to be that of a “fiadora e principal pagadora, solidariamente responsável” with the Seller until all amounts which may be or become payable have been paid in full. For such purposes, the Guarantor expressly waives and renounces, to the fullest extent permitted by applicable law, any and all rights and/or benefits it may have under Article 333 and Articles 366, 821, 827, 829, 834, 835, 837, 838 and 839 of the Brazilian Civil Code and Articles 130 and 794 of the Brazilian Code of Civil Procedure.

17.6	Appropriations

Until the earlier of (x) the Guarantee Termination Date and (y) the date that all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, the Lender (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by the Lender (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from the Guarantor or on account of the Guarantor’s liability under this Clause 17.

17.7	Deferral of Guarantor’ rights

Until the earlier of (x) the Guarantee Termination Date and (y) all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Lender otherwise directs, the Guarantor will not exercise any rights which it may have acquired by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 17:

(a)	to be indemnified by any other Obligor;

(b)	to claim any contribution from any other guarantor of any Obligor’s obligations under the Finance Documents;

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Lender under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by the Lender;

(d)	to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which the Guarantor has given a guarantee, undertaking or indemnity under Clause 17.1 (Guarantee and Indemnity);

(e)	to exercise any right of set-off against any Obligor; and/or

(f)	to claim or prove as a creditor of any Obligor in competition with the Lender .

If the Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Lender by the Obligors under or in connection with the Finance Documents to be repaid in full on trust for the Lender and shall promptly pay or transfer the same to the Lender or as the Lender may direct for application in accordance with Clause 24 (Payment mechanics).

17.8	Additional security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by the Lender.

SECTION 8

REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

18.	REPRESENTATIONS

Each Obligor makes the representations and warranties set out in this Clause 18 to the Lender on the date of this Agreement.

18.1	Status

(a)	It is a company, duly incorporated and validly existing under the law of its Original Jurisdiction.

(b)	Each of its Subsidiaries is a company, duly incorporated and validly existing under the law of its governing jurisdiction.

(c)	It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

18.2	Binding obligations

(a)	The obligations expressed to be assumed by it in each Finance Document are, legal, valid, binding and enforceable obligations, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditor’s rights generally and subject to the general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Legal Reservations”).

(b)	Without limiting the generality of paragraph (a) above, subject to the Legal Reservations, each Transaction Security Document to which any Obligor is a party creates the security interests which that Transaction Security Document purports to create and those security interests are valid and effective.

18.3	Non-conflict with other obligations

The entry into and performance by it of, and the transactions contemplated by, the Finance Documents and the granting of the Transaction Security do not and will not conflict with:

(a)	any law or regulation applicable to it;

(b)	its or any of its Subsidiaries’ constitutional documents; or

(c)	any material agreement or instrument binding upon it or any of its Subsidiaries or any of its or any of its Subsidiaries’ assets relating to the Project.

18.4	Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Finance Documents to which it is a party and the transactions contemplated by those Finance Documents.

18.5	Validity and admissibility in evidence

(a)	Except for the registration of the Transaction Security Documents in accordance with Clause 18.6 (Registration requirements) and as provided in item (b) below, all Authorisations and any other acts, conditions or things required or desirable to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Finance Documents to which it is a party have been obtained, effected, done, fulfilled or performed and are in full force and effect, except for the export license that is required for the Borrower to export the Goods which is not required as of the date of this Agreement, and shall be obtained on a timely basis as and when required in the ordinary course of business pursuant to Clause 20.1(a)(i) (Authorisations).

(b)	As a condition to the admissibility into evidence of any Finance Document before a Brazilian court, (i) the signatures of the parties signing such document outside Brazil must be duly authenticated pursuant to the apostille procedures set forth under the Hague Convention of October 5, 1961 Abolishing the Requirement of Legalization for Foreign Public Documents or notarized by a notary public qualified as such under the laws of the place of signing and the signature of such notary public must be authenticated by a Brazilian consular officer at the competent Brazilian consulate; (ii) such document must be translated into Portuguese by a sworn translator; and (iii) such document and a Portuguese sworn translation thereof shall have been registered with the appropriate registry of titles and deeds in Brazil.

(c)	All Authorisations necessary for the conduct of the business, trade and ordinary activities of members of the Group related to the Project have been obtained or effected and are in full force and effect or will be obtained on a timely basis as and when required in the ordinary course of business when required pursuant to Clause 20.1(a)(i) (Authorisations).

(d)	All the Material Licences required for the Project as of the date hereof have been obtained or effected and are in full force and effect.

18.6	Registration requirements

Except for the following:

(a)	registration under the Personal Property Security Act (British Columbia) as it relates to the pledge of the shares of the Borrower by Sigma Holdings;

(b)	filing of this Agreement in accordance with the Guarantor’s continuous disclosure obligations under National Instrument 51-102;

(c)	registration of the Transaction Security Documents in accordance to the terms and conditions set forth in each one of them; and

(d)	the condition to the admissibility into evidence of any Finance Document before a Brazilian court as provided in Clause 18.5(b) above,

it is not necessary to file, register or record any Finance Document entered into as of the date hereof in any public place or elsewhere. In respect of any Finance Document entered into after the date of this Agreement, the equivalent representation in such Finance Document shall apply.

18.7	Governing law and enforcement

Subject in each case to the Legal Reservations:

(a)	the choice of the law stated to be the governing law of each Finance Document will be recognised and enforced in its jurisdiction of incorporation;

(b)	any judgment obtained in relation to a Finance Document in the jurisdiction of the stated governing law of that Finance Document will be recognised and enforced in its jurisdiction of incorporation; and

(c)	any arbitral award obtained in relation to a Finance Document in the seat of that arbitral tribunal as specified in that Finance Document will be recognised and enforced in its jurisdiction of incorporation.

18.8	Insolvency

No:

(a)	corporate action, legal proceeding or other procedure or step described in Clause 21.6 (Insolvency proceedings); or

(b)	creditors’ process described in Clause 21.7 (Creditors’ process),

has been taken or, to the knowledge of any Obligor, threatened in relation to a member of the Group and none of the circumstances described in Clause 21.5 (Insolvency) applies to a member of the Group.

18.9	Deduction of Tax

As of the date of this Agreement, it is not required to make any Tax Deduction (as defined in Clause 1.1 (Definitions)) from any payment it may make under any Finance Document which is structured as an export prepayment facility (recebimento antecipado de exportação).

18.10	No filing or stamp taxes

Except for the registration and stamp fees associated with the registration of the Transaction Security Documents in accordance with Clause 18.6 (Registration requirements) and other than as specified in any legal opinion delivered to the Lender under this Agreement, under the law of its jurisdiction of incorporation it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents.

18.11	No default

(a)	No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation.

(b)	No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries’) assets are subject which might have a Material Adverse Effect.

18.12	No misleading information

(a)	Other than as it relates to financial projections referenced in (b) below, any material factual information provided by any member of the Group to the Lender for the purpose of entering into or in connection with this Agreement was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b)	The financial projections contained in any information provided to the Lender for the purpose of entering into or in connection with this Agreement by any member of the Group have been prepared on the basis of recent historical information and on the basis of reasonable assumptions, in each case at the time such financial projections were prepared.

18.13	Financial statements

(a)	Its Original Financial Statements were prepared in accordance with GAAP consistently applied.

(b)	Its Original Financial Statements fairly present its financial condition as at the end of the relevant financial year and its results of operations during the relevant financial year (consolidated in the case of the Guarantor).

(c)	The budgets and forecasts supplied under this Agreement were arrived at after careful consideration and have been prepared in good faith on the basis of recent historical information and on the basis of assumptions which were reasonable as at the date they were prepared.

(d)	There has been no material adverse change in its business or financial condition (or the business or consolidated financial condition of the Group, in the case of the Guarantor) since December 31, 2021.

18.14	Pari passu ranking

(a)	Each Transaction Security Document creates in favour of the Lender the Security Interest which it is expressed to create and it is not subject to any prior ranking or pari passu ranking Security Interest other than any Permitted Security.

(b)	Its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

18.15	No proceedings

(a)	No litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect has or have (to the best of its knowledge and belief) been started or threatened against it or any of its Subsidiaries.

(b)	No judgment or order of a court, arbitral body or agency which might reasonably be expected to have a Material Adverse Effect has (to the best of its knowledge and belief) been made against it or any of its Subsidiaries.

18.16	No breach of laws

(a)	It has not (and none of its Subsidiaries has) breached any law or regulation applicable to the relevant Obligor or Subsidiary which breach has or is reasonably likely to have a Material Adverse Effect.

(b)	No labour disputes are current or, to the best of its knowledge and belief (having made due and careful enquiry), threatened against any member of the Group which have or are reasonably likely to have a Material Adverse Effect.

18.17	Environmental laws

(a)	Each member of the Group is in compliance with Clause 20.12 (Environmental compliance) and to the best of its knowledge and belief no circumstances have occurred which would prevent such compliance in a manner or to an extent which has or is reasonably likely to have a Material Adverse Effect.

(b)	No Environmental Claim has been commenced or (to the best of its knowledge and belief) is threatened in writing against any member of the Group where that claim has or is reasonably likely, if determined against that member of the Group, to have a Material Adverse Effect.

18.18	Taxation

(a)	It is not (and none of its Subsidiaries is) materially overdue in the filing of any Tax returns and it is not (and none of its Subsidiaries is) overdue in the payment of any amount in respect of Tax of US$100,000 (or its equivalent in any other currency) or more.

(b)	No claims or investigations are being made or conducted against it (or any of its Subsidiaries) with respect to Taxes such that a liability of, or claim against, any member of the Group has arisen and which is not being actively contested by it or such Subsidiary in good faith and by appropriate proceedings; provided, such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefor.

18.19	Anti-Corruption Laws

(a)	Each Obligor has conducted its businesses in compliance with applicable Anti-Corruption Laws and has instituted and maintains as at the date of this Agreement policies and procedures designed to promote compliance with such laws.

(b)	No member of the Group (nor to the best of its knowledge and belief any agent, director, employee or officer of any member of the Group) has made or received, or directed or authorised any other person to make or receive, any illegal offer, payment or promise to pay, of any money, gift or other thing of value, directly or indirectly, to or for the use or benefit of any person, in violation of applicable Anti-Corruption Laws.

(c)	No member of the Group (nor to the best of its knowledge and belief any agent, director, employee or officer of any member of the Group) is being investigated by any agency or party to any proceedings, in each case in relation to alleged violations of applicable Anti-Corruption Laws.

18.20	Security and Financial Indebtedness

(a)	No Security exists over all or any of the present or future assets of any Obligor other than as permitted by this Agreement (including any Permitted Security).

(b)	No Obligor has any Financial Indebtedness outstanding other than as permitted by this Agreement (including any Permitted Indebtedness).

18.21	Good title to assets

It and each of its Subsidiaries has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business with respect to the Project presently conducted, save and except where the failure to have such Authorisation would not reasonably result in a Material Adverse Effect.

18.22	No immunity

In any proceedings taken in its jurisdiction of incorporation in relation to the Finance Documents to which it is a party, it will not be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process.

18.23	Shares

(a)	The shares of the Borrower which are subject to Transaction Security are fully paid and not subject to any option to purchase or similar rights except those created pursuant to, or permitted by, the Finance Documents.

(b)	The constitutional documents or any shareholders agreements of the Borrower do not and could not restrict or inhibit any transfer of those shares on creation or enforcement of the Transaction Security.

(c)	The shares in the Borrower are issued, fully paid and are freely transferable and constitute equity shares in the capital of a limited company, and there are no moneys or liabilities outstanding or payable in respect of any such share.

(d)	No person has or is entitled to any conditional or unconditional option, warrant or any right to the shares in the Borrower (including any right of pre-emption, conversion or exchange).

18.24	Legal and beneficial ownership

Each Obligor has good, valid and marketable title to, and is the sole legal and beneficial owner of, the assets expressed to be subject to the Security Interest created by it pursuant to each Transaction Security Document to which it is a party, free from all Security except the Security created pursuant to, or permitted by, the Finance Documents (including any Permitted Security).

18.25	Repetition

The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing on the date of each Utilisation Request and the first day of each Interest Period.

19.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 19 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

19.1	Financial statements

The Borrower shall supply to the Lender:

(a)	as soon as the same become available, but in any event within 120 days after the end of each of its financial years:

(i)	the audited consolidated financial statements of the Guarantor for that financial year; and

(ii)	the internally prepared management financial statements of the Borrower for that financial year; and

(b)	as soon as the same become available, but in any event within 45 days after the end of each quarter of each of its financial years:

(i)	the consolidated financial statements of the Guarantor for that fiscal quarter; and

(ii)	the financial statements of each Obligor for that fiscal quarter,

(the “Quarterly Statements”).

Information required to be delivered pursuant to Clause 19.1 shall be deemed to have been delivered on the date on which such information has been posted at www.sedar.com or at another website identified by the Borrower by notice to the Lender and accessible to the Lender without charge.

19.2	Requirements as to financial statements

(a)	Each set of financial statements delivered by the Borrower pursuant to Clause 19.1 (Financial statements) shall be certified by a director or senior officer of the relevant company as fairly presenting its financial condition as at the date as at which those financial statements were drawn up.

(b)	The Borrower shall procure that each set of financial statements of an Obligor delivered pursuant to Clause 19.1 (Financial statements) is prepared using GAAP, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for that Obligor unless, in relation to any set of financial statements, it notifies the Lender that there has been a change in GAAP, the accounting practices or reference periods and the auditors of the Guarantor deliver to the Lender:

(i)	a description of any change necessary for those financial statements to reflect the GAAP, accounting practices and reference periods upon which that Obligor’s Original Financial Statements were prepared; and

(ii)	sufficient information, in form and substance as may be reasonably required by the Lender, to enable the Lender to make an accurate comparison between the financial position indicated in those financial statements and that Obligor’s Original Financial Statements.

Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

19.3	Anti-corruption information

Unless such disclosure would constitute a breach of any applicable law or regulation, the Borrower shall supply to the Lender:

(a)	promptly upon becoming aware of them, the details of any actual or potential violation by, or creation of liability for, any member of the Group or any agent, director, employee or officer of any member of the Group (or any counterparty of any such person in relation to any transaction contemplated by a Finance Document) of or in relation to any Anti-Corruption Laws, or of any investigation or proceedings relating to the same;

(b)	copies of any correspondence delivered to, or received from, any regulatory authorities in relation to any matter referred to in paragraph (a) above at the same time as they are dispatched or promptly upon receipt (as the case may be); and

(c)	promptly upon request by the Lender, such further information relating to any matter referred to in paragraphs (a) and (b) above as the Lender may reasonably require.

19.4	Information: miscellaneous

The Borrower shall supply to the Lender:

(a)	evidence of its status as an exporter under Brazilian regulations and provide access to export registrations and all relevant documentation regarding exports of Goods, whenever available;

(b)	any information relating to any direct or indirect changes in the ownership or shareholding of any Obligor (other than the Guarantor);

(c)	all documents dispatched by the Guarantor to its shareholders (or any class of them) generally or despatched by any Obligor to the creditors generally (where any such creditors are owed more than [Redacted – commercially sensitive information]) of the Obligors generally at the same time as they are dispatched;

(d)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened in writing or pending against any member of the Group, and which might, if adversely determined, have a Material Adverse Effect;

(e)	promptly upon becoming aware of them, the details of any judgment or order of a court, arbitral body or agency which is made against any member of the Group and which might have a Material Adverse Effect;

(f)	promptly, such information as the Lender may reasonably require by giving not less than five (5) Business Days’ prior notice, about the Finance Documents, the Security Property and compliance of the Obligors with the terms of any Transaction Security Documents;

(g)	promptly, such further information regarding the financial condition, business and operations of any member of the Group relating to the Project as the Lender may reasonably request; and

(h)	promptly upon becoming aware of them, details of any labour dispute which is current or threatened in relation to Group member and which might have a Material Adverse Effect.

19.5	Auditors

The Guarantor shall not (and shall ensure that no other Obligor will) change its auditors to any other firm apart from [Redacted – commercially sensitive information], except with the prior written consent of the Lender.

19.6	Accounting principles

The Borrower shall not (and shall procure that the Guarantor shall not) change its accounting principles, other than as permitted pursuant to IFRS or GAAP standards or to enable it to comply with any new IFRS or GAAP standards.

19.7	Notification of default

(a)	Each Obligor shall notify the Lender of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b)	Promptly upon a request by the Lender, the Borrower shall supply to the Lender a certificate signed by a director or senior officer on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

19.8	Direct electronic delivery by Borrower

The Borrower may satisfy its obligation under this Agreement to deliver any information in relation to the Lender by delivering that information directly to the Lender in accordance with Clause 26.5 (Electronic communication).

19.9	“Know your customer” checks

If:

(a)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(b)	any change in the status of an Obligor (or of a Holding Company of an Obligor) or the composition of the shareholders of an Obligor other than the Guarantor (or of a Holding Company of an Obligor) after the date of this Agreement; or

(c)	a proposed assignment or transfer by the Lender of any of its rights and obligations under this Agreement to a party that is not the Lender prior to such assignment or transfer,

obliges the Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the reasonable request of the Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Lender in order for the Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

20.	GENERAL UNDERTAKINGS

The undertakings in this Clause 20 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or the Total Commitment is in force.

20.1	Authorisations

Each Obligor shall promptly obtain, comply with and do all that is necessary to maintain in full force and effect when required in accordance with law or regulation;

(a)	any Authorisation required under any law or regulation of its jurisdiction of incorporation to:

(i)	enable it to perform its obligations under the Finance Documents, including the export license from the Borrower that must be obtained before the export of Goods;

(ii)	ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document; and

(iii)	carry on its business related to the Project as currently being conducted, taking into account the current stage of the Project; and

(b)	any Material Licence.

20.2	Compliance with laws

Each Obligor shall comply in all respects with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Finance Documents.

20.3	Negative pledge

(a)	No Obligor shall create or permit to subsist any Security Interest over any of its assets.

(b)	No Obligor shall:

(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;

(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv)	enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(c)	Paragraphs (a) and (b) above do not apply to any Security which is Permitted Security.

20.4	Disposals

(a)	No Obligor shall, enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset relating to the Project.

(b)	Paragraph (a) above does not apply to any sale, lease, transfer or other disposal:

(i)	made in the ordinary course of trading of the disposing entity, including, for avoidance of doubt, sales of product and by-products and any product or by-product sold pursuant to the terms of an offtake agreement;

(ii)	any State Bank Equipment Collateral with the permission of the State Bank;

(iii)	of worn out, damaged, unserviceable redundant, uneconomical or obsolete equipment or of any other assets in each case in exchange for other assets comparable or superior as to type, value and quality (other than an exchange of a non-cash asset for cash); or

(iv)	where the higher of the market value or consideration receivable (when aggregated with the higher of the market value or consideration receivable for any other sale, lease, transfer or other disposal, other than any permitted under paragraphs (i) to (ii) above) does not exceed US$500,000 (or its equivalent in another currency or currencies) in any financial year provided that this Clause shall not relate to any assets secured under the Transaction Security Documents.

(c)	Paragraph (b) does not apply to any assets secured under the Fiduciary Assignment of Shares.

20.5	Arm’s length basis

No Obligor shall enter into any transaction with any person except on arm’s length terms and on terms consistent with prevailing market practice.

20.6	Loans or credit

No Obligor shall be a creditor in respect of any Financial Indebtedness, other than (a) Financial Indebtedness in another Obligor or Subsidiary of an Obligor, including, for avoidance of doubt, Sigma Holdings, (b) Financial Indebtedness where an Obligor other than the Borrower is the creditor and the source proceeds of such Financial Indebtedness are not from the Loans under this Agreement or revenue generated from the Project, (c) Financial Indebtedness where the proceeds of such Financial Indebtedness are used by Miazga to acquire assets related to the Project which are subject to the Transaction Security Documents and (d) such Financial Indebtedness which is acquired by an Obligor in connection with an acquisition permitted or not restricted by this Agreement and provided that in any such case where the Borrower is the borrower, the relevant Obligor lender and the Borrower shall have entered into a subordination agreement with Lender on terms acceptable to the Lender.

20.7	No guarantees or indemnities

No Obligor shall incur or allow to remain outstanding any guarantee in respect of any obligation of any person other than Permitted Indebtedness.

20.8	Dividends and share redemption

(a)	During any fiscal year, the Borrower shall not:

(i)	declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital), except for the mandatory annual distributions of dividends pursuant to applicable Brazilian laws and the Borrower’s bylaws;

(ii)	repay or distribute any dividend or share premium reserve;

(iii)	pay or allow any member of the Group to pay any management, advisory or other fee to or to the order of any of the shareholders of the Borrower (except as otherwise set forth in paragraph (i) above); or

(iv)	reduce, redeem, repurchase, defease, retire or repay any of its share capital (including any reduction in the face value or premium of these shares) or resolve to do so,

until the Borrower has repaid the Loan in the amount equivalent to 50% of the Base Amount in respect of each Excess Export Proceeds Period falling during such fiscal year using Export Proceeds in accordance with Clause 6.1 on each Excess Export Proceeds Payment Date relating to each such Excess Export Proceeds Period. For the avoidance of doubt, the Borrower shall not be permitted to carry out any of the actions referred to in sub-paragraphs (i) to (iv) above in any given fiscal year in the event that the Export Proceeds for each Excess Export Proceeds Period during such fiscal year are insufficient to repay the Loan in the amount equivalent to 50% of the Base Amount for each such Excess Export Proceeds Period during such fiscal year.

(b)	The Borrower shall not consent to, or vote in favour of any corporate resolution in relation to the matters covered in paragraph (a) above.

20.9	Financial Indebtedness

(a)	No Obligor shall (and the Borrower shall ensure that no other member of the Group will) incur or allow to remain outstanding any Financial Indebtedness.

(b)	Paragraph (a) above does not apply to any Permitted Indebtedness.

20.10	Merger

(a)	No Obligor shall enter into any amalgamation, demerger, merger or corporate reconstruction without the prior written consent of the Lender, other than (x) amalgamations, demergers, mergers or corporate reconstructions between the Obligors or (y) any other amalgamation, demerger, mergers or corporate reconstructions where the Guarantor remains, directly or indirectly, the owner of 100% of the shares/quotas of the entities involved in such amalgamation, demerger, merger or corporate reconstruction, and provided, in each case, that the Obligors execute the Transaction Security Documents reasonably required by the Lender such that the Lender’s rights following transaction are not impaired. For avoidance of doubt, any Transaction Security Document granted in connection with the foregoing shall be deemed to be acceptable to the Lender if the scope of the assets covered thereby and the terms thereof are substantially the same in all material respects as the Transaction Security Documents they replace.

(b)	Paragraph (a) above does not apply to any sale, lease, transfer or other disposal permitted pursuant to Clause 20.4 (Disposals).

20.11	Change of business

The Borrower shall procure that no substantial change is made to the general nature of the business of the Borrower or the Group from that carried on at the date of this Agreement.

20.12	Acquisitions

No Obligor shall:

(a)	acquire a company or any shares or securities or all or substantially all of the business or undertaking (or, in each case, any interest in any of them), except for any company that holds assets or rights that are relevant for the development of the Project and provided that the aggregate of the total amount to be paid under such transaction and such company’s Financial Indebtedness do not exceed [Redacted – commercially sensitive information]; or

(b)	incorporate a company, except if for internal corporate reorganizations relevant for the Project and such company becomes an Obligor under this Agreement.

20.13	Environmental compliance

Each Obligor shall (and the Borrower shall ensure that each member of the Group will):

(a)	comply in all material respects with all Environmental Laws;

(b)	obtain, maintain and ensure compliance with all Environmental Permits required in respect of the Project;

(c)	implement procedures to monitor compliance with and to prevent liability under any Environmental Law,

where failure to do so has or is reasonably likely to have a Material Adverse Effect.

20.14	Environmental Claims

Each Obligor shall (through the Borrower), promptly upon becoming aware of the same, inform the Lender in writing of:

(a)	any Environmental Claim against any member of the Group which is current, pending or threatened in writing; and

(b)	any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against any member of the Group,

where the claim, if determined against that member of the Group, has or is reasonably likely to have a Material Adverse Effect.

20.15	Anti-Corruption Laws

(a)	No Obligor shall (and the Borrower shall ensure that no other member of the Group will) directly or indirectly use the proceeds of the Facility for any purpose in violation of applicable Anti-Corruption Laws.

(b)	Each Obligor shall (and the Borrower shall ensure that each other member of the Group will):

(i)	conduct its businesses in compliance with applicable Anti-Corruption Laws;

(ii)	maintain policies and procedures designed to promote compliance with such laws; and

(iii)	take reasonable and prudent steps to ensure that each of its agents, directors, employees and officers comply with such laws.

20.16	Taxation

(a)	Each Obligor shall (and the Borrower shall ensure that each member of the Group will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i)	such payment is being contested in good faith;

(ii)	adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to the Lender under Clause 19.1 (Financial statements); and

(iii)	such payment can be lawfully withheld.

(b)	No member of the Group may change its residence for Tax purposes.

20.17	Insurance

(a)	Each Obligor shall maintain insurances on and in relation to its business and assets related to the Project against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

(b)	All insurances must be with reputable independent insurance companies or underwriters.

20.18	Pari passu ranking

Each Obligor shall ensure that at all times any unsecured and unsubordinated claims of the Lender against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

20.19	Access

Each Obligor shall, and the Borrower shall ensure that each Obligor will, (not more than once in every financial year unless the Lender reasonably suspects an Event of Default has occurred and is continuing) permit the Lender and/or accountants or other professional advisers and contractors of the Lender free access at all reasonable times and on reasonable notice at the cost of the Obligor or the Borrower to (a) the premises, assets, books, accounts and records of the Borrower and (b) meet and discuss matters with management of the Group.

20.20	Further Assurance

The Obligors shall promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, registration forms, notices and instructions) as the Lender may reasonably specify or require at any time (and in such form as the Lender may reasonably require in favour of the Lender or its nominee(s)):

(a)	to perfect the Security Interest created or intended to be created under or evidenced by the Transaction Security Documents (which may include notarisation, the execution of a mortgage, charge, assignment or other Security Interest over all or any of the assets which are, or are intended to be, the subject of the Transaction Security) or for the exercise of any rights, powers and remedies of the Lender provided by or pursuant to the Finance Documents or by law;

(b)	to confer on the Lender a Security Interest over any property and assets of that Obligor located in any jurisdiction equivalent or similar to the Security Interest intended to be conferred by or pursuant to the Transaction Security Documents; and/or

(c)	to facilitate the realisation of the assets following an Event of Default which is continuing, which are, or are intended to be, the subject of Transaction Security.

20.21	Preservation of assets

Each Obligor shall maintain in good working order and condition (ordinary wear and tear excepted) all respective assets necessary or desirable in the conduct of its respective business and shall not make any material changes to the assets mortgaged, charged or assigned to the Lender without the prior written consent of the Lender other than in accordance with Clause 20.4 (Disposals).

20.22	Sanctions

As regards Sanctions, each Obligor shall (and shall procure that each member of the Group shall):

(a)	not be, and shall not be owned or controlled by, a Sanctions Restricted Person, or located, organised or resident in a Sanctioned Territory;

(b)	ensure that no proceeds of the Facility shall be made available, directly or indirectly, to or for the benefit of, or used to fund any activities or business of a Sanctions Restricted Person or a Sanctioned Territory or otherwise applied in a manner or for a purpose prohibited by applicable Sanctions or for a purpose prohibited by applicable Anti-Corruption Laws, or which would result in a violation of applicable Sanctions by any person participating in the Facility;

(c)	be in compliance with all applicable Sanctions and is not, to the best of its knowledge and belief, under investigation for an alleged violation of applicable Sanctions, and shall implement a policy designed to achieve compliance with applicable Sanctions taking into account the provisions of this Agreement; and

(d)	not fund all or part of any repayment required to be made pursuant to any Finance Documents out of proceeds directly or indirectly derived from any business, activities or transactions which would be prohibited by applicable Sanctions.

20.23	State Bank Equipment Update

Immediately upon any equipment relating to the Project becoming State Bank Equipment Collateral, the Borrower shall provide a State Bank Equipment Update to the Lender in writing.

20.24	Export Receivables

(a)	The Borrower shall ensure that all Export Receivables (including any proceeds of any letters of credit relating thereto) are paid into one of the Offshore Account(s) and shall instruct all offtakers and/or confirming banks or issuing banks in respect of letters of credit to pay such Export Receivables into one of the Offshore Account(s).

(b)	The Borrower shall reimburse the Loans using only proceeds standing to the credit of the Offshore Account(s) in the first instance and thereafter, always from such other bank account held by the Borrower. For the avoidance of doubt, in no event shall any Export Receivables be paid by any offtakers and/or confirming banks or issuing banks in respect of letters of credit to the Lender directly unless otherwise agreed by the Lender in writing.

21.	EVENTS OF DEFAULT

Each of the events or circumstances set out in Clause (a) is an Event of Default (save for Clause 21.19 (Acceleration)).

21.1	Non-payment

An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place and in the currency in which it is expressed to be payable unless:

(a)	its failure to pay is caused by:

(i)	administrative or technical error; or

(ii)	a Disruption Event; and

(b)	payment is made within payment is made within 5 Business Days of its due date.

21.2	Other obligations

(a)	An Obligor or Miazga, as applicable, does not comply with any provision of the Finance Documents (other than those referred to in Clause 21.1 (Non-payment)).

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within 20 Business Days of the earlier of:

(i)	the Lender giving notice to the Borrower; and

(ii)	the Borrower becoming aware of the failure to comply.

21.3	Misrepresentation

Any representation or statement made or deemed to be made by an Obligor or Miazga, as applicable, in the Finance Documents or any other document delivered by or on behalf of any Obligor or Miazga, as applicable, under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made which, if capable of being cured, has not been remedied within 20 Business Days after written notice to do so has been given by the Lender to the relevant Obligor or Miazga.

21.4	Cross default

(a)	Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).

(d)	Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described).

(e)	No Event of Default will occur under this Clause 21.4 if the aggregate amount of Financial Indebtedness falling within paragraphs (a) to (d) above is less than US$5,000,000 (or its equivalent in any other currency or currencies).

(f)	For the purposes of this Clause only, Financial Indebtedness shall not include trade payables incurred in the ordinary course of business which are being contested by the relevant payer in good faith.

21.5	Insolvency

(a)	A member of the Group:

(i)	is unable or admits inability to pay its debts generally as they fall due; or

(ii)	suspends making payments on any of its undisputed debts.

(b)	The value of the assets of any member of the Group is less than its liabilities (taking into account contingent and prospective liabilities).

21.6	Insolvency proceedings

Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(a)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any member of the Group other than a solvent liquidation or reorganisation of any member of the Group which is not an Obligor;

(b)	a judicial restructuring (recuperação judicial) or an extrajudicial reestructuring (recuperação extra judicial);

(c)	the appointment of a liquidator (other than in respect of a solvent liquidation of a member of the Group which is not an Obligor or Miazga), receiver, trustee, assignee in bankruptcy, administrative receiver, administrator, compulsory manager or other similar officer in respect of any member of the Group or any of its assets; or

(d)	enforcement of any Security Interest over (i) any material assets of the Project and/or the Borrower; or (ii) any material asset of any Obligor; or (iii) any material right of Miazga that is subject to the Fiduciary Assignment of Rights, or any analogous procedure or step is taken in any jurisdiction.

This Clause 21.6 shall not apply to any winding-up petition which is frivolous or vexatious and is discharged, stayed, vacated or dismissed within 30 days of commencement.

21.7	Creditors' process

Any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of a member of the Group with a value of at least $4,000,000; provided that, at any time after the Guarantee Termination Date this paragraph shall only apply to: (a) assets of the Borrower related to the Project; and (b) the lease rights of Miazga related to the Project to the extent that such expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects the ability of the Borrower to exploit the mining activities of the Borrower in connection with the Project.

21.8	Failure to comply with court judgment or arbitral award

Any member of the Group fails to comply with or pay by the required time any sum due from it under any final judgment or any final order made or given by a court or arbitral tribunal or other arbitral body, in each case of competent jurisdiction in connection with any judgement or order in an amount of at least $4,000,000 in aggregate which is not released, bonded, satisfied, discharged, vacated or stayed within 30 days after its entry, commencement or levy; provided that, at any time after the Guarantee Termination Date this paragraph shall not apply to the Guarantor.

21.9	Unlawfulness and invalidity

(a)	It is or becomes unlawful for an Obligor or Miazga to perform any of its obligations under the Finance Documents.

(b)	Any obligation or obligations of any Obligor or Miazga under any Finance Documents are not or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lender under the Finance Documents.

(c)	Any Finance Document ceases to be in full force and effect or any Transaction Security ceases to be legal, valid, binding, enforceable or effective.

21.10	Repudiation and rescission of agreements

An Obligor or Miazga, as applicable, rescinds or repudiates a Finance Document or any of the Transaction Security.

21.11	Cessation of business

The Borrower or Miazga suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business other than on account of scheduled stoppages in the course of the ordinary business relating to the Project, for longer than (x)  30 consecutive days, absent a Force Majeure event and (y) 60 days during a Force Majeure. With regards to Miazga, there shall only be an Event of Default under this Clause to the extent that such suspension or cessation of Miazga’s business affects the ability of the Borrower to exploit the mining activities of the Borrower in connection with the Project.

21.12	Audit qualification

The auditors of the Group qualify the audited annual consolidated financial statements of the Borrower, except (only in respect of the audited annual consolidated financial statements of the Borrower for financial year 2021 or 2022) only if such qualifications derives from the review of the annual consolidated financial statements the Borrower is currently carrying on in order to make such financial statements compliant with Sarbanes-Oxley rules.

21.13	Litigation

Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced or threatened, or any judgment or order of a court, arbitral body or agency is made, in relation to the Finance Documents or the transactions contemplated in the Finance Documents or against any member of the Group or its assets which have a Material Adverse Effect.

21.14	Expropriation

The authority or ability of any member of the Group to conduct its business related to the Project is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, compulsory acquisition, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any member of the Group or any of its assets related to the Project or the shares in that member of the Group with a direct or indirect interest of the Project, other than any part that has a fair market value of less than $5,000,000 and that is not material for access to, or operation of, the Project.

21.15	Convertibility/Transferability

Any foreign exchange law is amended, enacted or introduced in Brazil that:

(a)	has the effect of prohibiting, or restricting or delaying in any material respect any payment that any Obligor is required to make pursuant to the terms of the Finance Documents; or

(b)	is materially prejudicial to the interests of the Lender under or in connection with any of the Finance Documents;

provided that the Law 14,286 of December 2021 and its corresponding regulation from the Central Bank of Brazil shall not be considered as an Event of Default.

21.16	Material Licences

(a)	Any Material Licence is terminated, cancelled, suspended or revoked (whether wholly or in part.

(b)	Any Material Licence is modified or varied in a way that is adverse in any material respect to the interests of the relevant member or members of the Group and such modification or variation is not rectified within 20 Business Days.

(c)	Any Material Licence expires and is not renewed by the relevant Official Body.

21.17	Political and economic risk

An act of war or hostilities, invasion, armed conflict or act of foreign enemy, revolution, insurrection, insurgency or threat thereof occurs in or involving Brazil.

21.18	Material adverse change

Any event or circumstance occurs which the Lender reasonably believes has or is reasonably likely to have a Material Adverse Effect.

21.19	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Lender may, by notice to the Borrower:

(a)	cancel the Available Facility whereupon each such Available Facility shall immediately be cancelled and the Facility shall immediately cease to be available for further utilisation;

(b)	declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents (including any Early Payment Premium, any Default Payment Amount and any amount payable under Clause 4.3 (Conditions subsequent)) be immediately due and payable, whereupon they shall become immediately due and payable; and/or

(c)	declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Lender.

SECTION 9

CHANGES TO PARTIES

22.	CHANGES TO THE LENDER

22.1	Assignments and transfers by the Lender

Prior to the occurrence of an Event of Default which is continuing, the Lender may not assign any of its rights or transfer any of its rights or obligations under the Finance Documents, without the prior consent of the Borrower which will not be unreasonably withheld. Notwithstanding the foregoing, the Lender may assign any of its rights or transfer by novation any of its rights and obligations (x) to an Affiliate of the Lender that is not located or otherwise incorporated in a tax haven jurisdiction or in a jurisdiction with a privileged tax regime (as defined by Brazilian law) or (y) following an Event of Default, which is continuing, without the consent of the Borrower.

23.	CHANGES TO THE OBLIGORS

23.1	Assignments and transfer by Obligors

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents, without prior consent of the Lender which will not be unreasonable withheld.

SECTION 10

ADMINISTRATION

24.	PAYMENT MECHANICS

24.1	Payments to the Lender

(a)	On each date on which an Obligor is required to make a payment under a Finance Document, that Obligor shall make the same available to the Lender (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Lender as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account in the principal financial centre of the country of that currency and with such bank as the Lender, in each case, specifies.

24.2	Distributions to an Obligor

The Lender may (with the consent of the Obligor or in accordance with Clause 25 (Set-off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

24.3	Partial payments

(a)	If the Lender receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, including on any Excess Export Proceeds Payment Date the Lender shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(i)	first, in or towards payment of any default interest and any Default Payment Amount owing to the Lender under the Finance Documents;

(ii)	secondly, in or towards payment of any accrued interest, fee or commission due but unpaid under this Agreement (including any Early Payment Premium and any amount payable under Clause 4.3 (Conditions subsequent));

(iii)	thirdly, in or towards payment of any principal due but unpaid under this Agreement; and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b)	The Lender may vary the order set out in paragraphs (a)(ii) to (a)(iv) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

24.4	No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

24.5	Business Days

(a)	Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

24.6	Currency of account

(a)	Subject to paragraphs (b) and (c) below, dollar is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(c)	Any amount expressed to be payable in a currency other than dollar shall be paid in that other currency.

24.7	Change of currency

(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i)	any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Lender (after consultation with the Borrower); and

(ii)	any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Lender (acting reasonably).

(b)	If a change in any currency of a country occurs, this Agreement will, to the extent the Lender (acting reasonably and after consultation with the Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Market and otherwise to reflect the change in currency.

24.8	Disruption to payment systems etc.

If either the Lender determines (in its discretion) that a Disruption Event has occurred or the Lender is notified by the Borrower that a Disruption Event has occurred:

(a)	the Lender may, and shall if requested to do so by the Borrower, consult with the Borrower with a view to agreeing with the Borrower such changes to the operation or administration of the Facility as the Lender may deem necessary in the circumstances;

(b)	the Lender shall not be obliged to consult with the Borrower in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)	any such changes agreed upon by the Lender and the Borrower shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 30 (Amendments and Waivers); and

(d)	the Lender shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Lender) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 24.8.

25.	SET-OFF

The Lender may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by the Lender) against any matured obligation owed by the Lender to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

26.	NOTICES

26.1	Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by email or letter.

26.2	Addresses

The address and email address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of the Borrower or any other Obligor, that identified with its name below; and

(b)	in the case of the Lender, that identified with its name below,

or any substitute address or email address or department or officer as the Party may notify to the other Party by not less than five Business Days' notice.

26.3	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i)	if by way of email, in accordance with Clause 26.5 (Electronic communication); or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address;

and, if a particular department or officer is specified as part of its address details provided under Clause 26.2 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Lender will be effective only when actually received by the Lender and then only if it is expressly marked for the attention of the department or officer identified with the Lender's signature below (or any substitute department or officer as the Lender shall specify for this purpose).

(c)	All notices from or to an Obligor shall be sent through the Lender.

(d)	Any communication or document made or delivered to the Borrower in accordance with this Clause will be deemed to have been made or delivered to each of the Obligors.

(e)	Any communication or document which becomes effective, in accordance with paragraphs (a) to (d) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

26.4	Notification of address

Promptly upon changing its address, the Lender shall notify the Borrower.

26.5	Electronic communication

(a)	Any communication or document to be made or delivered by one Party to another under or in connection with the Finance Documents may be made or delivered by electronic mail or other electronic means (including, without limitation, by way of posting to a secure website) if those two Parties:

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the transmission of information by that means; and

(ii)	notify each other of any change to their address or any other such information supplied by them by not less than five Business Days' notice.

(b)	Any such electronic communication or delivery as specified in paragraph (a) above to be made between an Obligor and the Lender may only be made in that way to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication or delivery.

(c)	Any such electronic communication or document as specified in paragraph (a) above made or delivered by one Party to another will be effective only when actually received (or made available) in readable form and in the case of any electronic communication or document made or delivered by a Party to the Lender only if it is addressed in such a manner as the receiving Party shall specify for this purpose.

(d)	Any electronic communication or document which becomes effective, in accordance with paragraph (c) above, after 5:00 p.m. in the place in which the Party to whom the relevant communication or document is sent or made available has its address for the purpose of this Agreement shall be deemed only to become effective on the following day.

(e)	Any reference in a Finance Document to a communication being sent or received or a document being delivered shall be construed to include that communication or document being made available in accordance with this Clause 26.5.

26.6	English language

(a)	Any notice given under or in connection with any Finance Document must be in English.

(b)	All other documents provided under or in connection with any Finance Document must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Lender, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

27.	CALCULATIONS AND CERTIFICATES

27.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by the Lender are prima facie evidence of the matters to which they relate, absent manifest error.

27.2	Certificates and determinations

Any certification or determination by the Lender of a rate or amount under any Finance Document in accordance with the terms of the relevant Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

27.3	Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days.

28.	PARTIAL INVALIDITY

If, at any time, any provision of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

29.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Finance Document. No election to affirm any Finance Document on the part of the Lender shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law.

30.	AMENDMENTS AND WAIVERS

30.1	Required consents

Any term of the Finance Documents may be amended or waived only with the consent of the Lender and the Obligors and any such amendment or waiver will be binding on all Parties.

30.2	Changes to reference rates

(a)	If a Published Rate Replacement Event has occurred in relation to any Published Rate any amendment or waiver which relates to:

(i)	providing for the use of a Replacement Reference Rate in place of that Published Rate; and

(ii)

(A)	aligning any provision of any Finance Document to the use of that Replacement Reference Rate;

(B)	enabling that Replacement Reference Rate to be used for the calculation of interest under this Agreement (including, without limitation, any consequential changes required to enable that Replacement Reference Rate to be used for the purposes of this Agreement);

(C)	implementing market conventions applicable to that Replacement Reference Rate;

(D)	providing for appropriate fallback (and market disruption) provisions for that Replacement Reference Rate; or

(E)	adjusting the pricing to reduce or eliminate, to the extent reasonably practicable, any transfer of economic value from one Party to another as a result of the application of that Replacement Reference Rate (and if any adjustment or method for calculating any adjustment has been formally designated, nominated or recommended by the Relevant Nominating Body, the adjustment shall be determined on the basis of that designation, nomination or recommendation), may be made with the consent of the Lender and the Obligors.

(b)	In this Clause 30.2:

"Published Rate" means the BSBY for any Quoted Tenor.

"Published Rate Replacement Event" means, in relation to a Published Rate:

(a)	the methodology, formula or other means of determining that Published Rate has, in the opinion of the Lender and the Obligors, materially changed;

(b)

(i)

(A)	the administrator of that Published Rate or its supervisor publicly announces that such administrator is insolvent; or

(B)	information is published in any order, decree, notice, petition or filing, however described, of or filed with a court, tribunal, exchange, regulatory authority or similar administrative, regulatory or judicial body which reasonably confirms that the administrator of that Published Rate is insolvent, provided that, in each case, at that time, there is no successor administrator to continue to provide that Published Rate;

(ii)	the administrator of that Published Rate publicly announces that it has ceased or will cease to provide that Published Rate permanently or indefinitely and, at that time, there is no successor administrator to continue to provide that Published Rate;

(iii)	the supervisor of the administrator of that Published Rate publicly announces that such Published Rate has been or will be permanently or indefinitely discontinued; or

(iv)	the administrator of that Published Rate or its supervisor announces that that Published Rate may no longer be used; or

(c)	the administrator of that Published Rate (or the administrator of an interest rate which is a constituent element of that Published Rate) determines that that Published Rate should be calculated in accordance with its reduced submissions or other contingency or fallback policies or arrangements and either:

(i)	the circumstance(s) or event(s) leading to such determination are not (in the opinion of the Lender and the Obligors) temporary; or

(ii)	that Published Rate is calculated in accordance with any such policy or arrangement for a period no less than two calendar months; or

(d)	in the opinion of the Lender and the Obligors, that Published Rate is otherwise no longer appropriate for the purposes of calculating interest under this Agreement.

"Quoted Tenor" means, in relation to BSBY, any period for which that rate is customarily displayed on the relevant page or screen of an information service.

"Relevant Nominating Body" means any applicable central bank, regulator or other supervisory authority or a group of them, or any working group or committee sponsored or chaired by, or constituted at the request of, any of them or the Financial Stability Board.

"Replacement Reference Rate" means a reference rate which is:

(e)	formally designated, nominated or recommended as the replacement for a Published Rate by:

(i)	the administrator of that Published Rate (provided that the market or economic reality that such reference rate measures is the same as that measured by that Published Rate ); or

(ii)	any Relevant Nominating Body,

and if replacements have, at the relevant time, been formally designated, nominated or recommended under both paragraphs, the "Replacement Reference Rate" will be the replacement under paragraph (ii) above;

(f)	in the opinion of the Lender and the Obligors, generally accepted in the international or any relevant domestic syndicated loan markets as the appropriate successor to a Published Rate; or

(g)	in the opinion of the Lender and the Obligors, an appropriate successor to a Published Rate.

31.	CONFIDENTIAL INFORMATION

31.1	Confidentiality

The Lender agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 31.2 (Disclosure of Confidential Information), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

31.2	Disclosure of Confidential Information

The Lender may disclose:

(a)	to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as the Lender shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	to any person:

(i)	to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(ii)	with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(iii)	appointed by the Lender or by a person to whom paragraph (b)(i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf;

(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (b)(i) or (b)(ii) above;

(v)	to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(vii)	who is a Party; or

(viii)	with the consent of the Borrower;

in each case, such Confidential Information as the Lender shall consider appropriate if:

(A)	in relation to paragraphs (b)(i), (b)(ii) and (b)(iii) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)	in relation to paragraph (b)(iv) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)	in relation to paragraphs (b)(v), and (b)(vi) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Lender, it is not practicable so to do in the circumstances; and

(c)	to any person appointed by the Lender or by a person to whom paragraph (b)(i) or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Borrower and the Lender; and

(d)	to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

31.3	Entire agreement

This Clause 31 constitutes the entire agreement between the Parties in relation to the obligations of the Lender under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

31.4	Inside information

The Lender acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Lender undertakes not to use any Confidential Information for any unlawful purpose.

31.5	Notification of disclosure

The Lender agrees (to the extent permitted by law and regulation) to inform the Borrower:

(a)	of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (b)(v) of Clause 31.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this Clause 31.

31.6	Continuing obligations

The obligations in this Clause 31 are continuing and, in particular, shall survive and remain binding on the Lender for a period of six (6) months from the earlier of:

(a)	the date on which all amounts payable by the Obligors under or in connection with this Agreement have been paid in full and the Total Commitments have been cancelled or otherwise cease to be available; and

(b)	the date on which the Lender otherwise ceases to be the Lender .

32.	CONFIDENTIALITY OF FUNDING RATES

32.1	Confidentiality and disclosure

(a)	The Lender and each Obligor agree to keep each Funding Rate confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b) and (c) below.

(b)	The Lender may disclose:

(i)	any Funding Rate to the relevant Borrower pursuant to Clause 8.4 (Notification of rates of interest); and

(ii)	any Funding Rate to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking acceptable to the Lender.

(c)	The Lender and each Obligor may disclose any Funding Rate, to:

(i)	any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives if any person to whom that Funding Rate is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or is otherwise bound by requirements of confidentiality in relation to it;

(ii)	any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Lender or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances (including, for avoidance of doubt, to the extent the Funding Rate is required to be part of the public domain by the rules of the relevant stock exchange);

(iii)	any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Lender or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances; and

(iv)	any person with the consent of the Lender, acting reasonably.

32.2	Related obligations

(a)	The Lender and each Obligor acknowledge that each Funding Rate is or may be price-sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Lender and each Obligor undertake not to use any Funding Rate for any unlawful purpose.

(b)	The Lender and each Obligor agree (to the extent permitted by law and regulation) to inform the other Party:

(i)	of the circumstances of any disclosure made pursuant to paragraph (c)(ii) of Clause 32.1 (Confidentiality and disclosure) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii)	upon becoming aware that any information has been disclosed in breach of this Clause 32.

32.3	No Event of Default

No Event of Default will occur under Clause 21.2 (Other obligations) by reason only of an Obligor's failure to comply with this Clause 32.

33.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document. Delivery of an executed counterpart of a signature page to this Agreement by sending a scanned copy ("pdf" or "tif") by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement. The words "execution," "signed," "signature," and words of similar import in any Finance Document shall be deemed to include electronic or digital signatures or the keeping of records in electronic form, each of which shall be of the same effect, validity and enforceability as manually executed signatures or a paper-based recordkeeping system, as the case may be, to the extent and as provided for under applicable law, including the Personal Information Protection and Electronic Documents Act (Canada) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

34.	GOVERNING LANGUAGE

Although this Agreement may be translated into Portuguese, the Portuguese language version of this Agreement is for information purposes only. In the event of any conflict or inconsistency between the English language version and the Portuguese language version of this Agreement or any dispute regarding the interpretation of any provision in the English language version or the Portuguese language version of this Agreement, the English language version of this Agreement shall prevail and questions of interpretation shall be addressed solely by reference to the English language version.

SECTION 11

GOVERNING LAW AND ENFORCEMENT

35.	GOVERNING LAW AND DISPUTE RESOLUTION

35.1	Governing law

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein. For purposes solely of article 9 of Brazilian Decree Law No. 4,657 dated September 4, 1942, and article 78 of the Brazilian Civil Code the transactions contemplated hereby have been constituted and proposed to the Borrower by the Lender outside Brazil.

35.2	Arbitration

(a)	Any dispute, controversy or claim arising in any way out of or in connection with this Agreement (including, without limitation: (1) any contractual, pre-contractual or noncontractual rights, obligations or liabilities and (2) any issue as to the existence, validity or termination of this Agreement), shall be referred to and finally resolved by arbitration in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (the "Rules") for the time being in force, which Rules are deemed to be incorporated by reference in this Clause 35.1.

(b)	The arbitration tribunal shall consist of one arbitrator that is a member in good standing of the Law Society of Ontario or that has material experience with the laws of Ontario in his or her present or past capacity as a practising lawyer or arbitrator (a "Qualified Arbitrator"). A Qualified Arbitrator shall be selected from the Singapore International Arbitration Centre ("SIAC") Panel of Arbitrators (the "SIAC Panel") or from the rosters of arbitrators of ADR Chambers of Toronto, Canada or of Arbitration Place of Toronto, Canada.

(c)	The seat of arbitration shall be in Singapore. However, the Parties and their counsel and the arbitrator shall be permitted to participate in the arbitration by videoconference from any location outside Singapore. Notwithstanding any participation by videoconference, the seat of the arbitration and the hearing of the arbitration shall be deemed to have occurred in Singapore.

(d)	The language of arbitration shall be English.

(e)	Any award of the tribunal shall be made in writing and shall be final and binding on the parties, with no right of appeal or right to seek leave to appeal whatsoever whether in respect of any question of law, fact, or mixed fact and law, or on any other basis. Any attempt to set aside the award shall be made only in Singapore in accordance with Singapore law.

(f)	The Borrower waives any right to apply to any court of law and/or other judicial authority to determine any preliminary point of law and/or review any question of law and/or the merits insofar as such waiver may validly be made. The Borrower shall not be deemed, however, to have waived any other right to challenge any award. Nothing in this paragraph (f) shall be construed as preventing any party from seeking conservatory or interim relief from any court of competent jurisdiction.

35.3	Waiver of immunity

Each Obligor waives generally all immunity it or its assets or revenues may otherwise have in any jurisdiction, including immunity in respect of:

(a)	the giving of any relief by way of injunction or order for specific performance or for the recovery of assets or revenues; and

(b)	the issue of any process against its assets or revenues for the enforcement of a judgment or, in an action in rem, for the arrest, detention or sale of any of its assets and revenues.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE 2

FORM OF UTILISATION REQUEST

From:	[Borrower]

To:	[Lender]

Dated:

Dear Sirs

[Borrower] – [                ] Pre-Export Financing Agreement dated [                  ] (the "Agreement")

1.	We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow a Loan on the following terms:

Proposed Utilisation Date:	[	] (or, if that is not a Business Day, the next Business Day)
Currency of Loan:	Dollars
Amount:	[	] or, if less, the Available Facility
Interest Period:	[	]

3.	We confirm that each condition specified in Clause 4.2 (Further conditions precedent) of the Agreement is satisfied on the date of this Utilisation Request.

4.	The proceeds of this Loan should be credited to [account].

5.	This Utilisation Request is irrevocable.

Yours faithfully

authorised signatory for [name of Borrower]

SCHEDULE 3

TIMETABLES

Delivery of a duly	U-20
completed Utilisation
Request (Clause 5.1
(Delivery of a Utilisation
Request))

Reference Rate is fixed	Quotation Day

For the purposes of interpreting this Schedule 3:

"U" means the Utilisation Date

"U – X" = X Business Days prior to date of Utilisation Date.

SCHEDULE 4

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE 5

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE 6

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE 7

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

SCHEDULE 8

[REDACTED – COMMERCIALLY SENSITIVE INFORMATION]

SIGNATURES

THE BORROWER

Sigma Mineração S.A.

(signed)

Name:

Title:

Address:	[Redacted – personal information]

Attn:	[Redacted – personal information]

Email:	[Redacted – personal information]

THE GUARANTOR

Sigma Lithium Corporation

(signed)

Name:

Title:

Name:

Address:	[Redacted – personal information]

Attn:	[Redacted – personal information]

Email:	[Redacted – personal information]

THE OBLIGOR

Sigma Lithium Holdings Inc.

(signed)

Name:

Title:

Address:	[Redacted – personal information]

Attn:	[Redacted – personal information]

Email:	[Redacted – personal information]

THE LENDER

Synergy Acquisitions Holding Ltd

(signed)

By:

Address:	[Redacted – personal information]

Attn:	[Redacted – personal information]

Email:	[Redacted – personal information]